

06036113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2006
WASH, D.C.
152
SECTION

For the month of May 2006

Commission File Number 1-32368

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40 F ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date: May 9, 2006

By ______________
(Signature)

Dorian L. Nicol, President & CEO

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

Exhibits

Exhibit 99.1 2005 Annual Report

Over 7 million ounces of historical gold production

No long-term debt; solid balance sheet

Carlin-type gold mineralization in Nevada

Queenstake

Replacement of reserves

Resources increased at Starvation Canyon project

2005 ANNUAL REPORT

Company Profile

Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) is a gold mining and exploration company based in Denver, Colorado. Its principal asset is the wholly owned Jerritt Canyon operations and mining district in Nevada. Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981. Production currently is from underground mines. The Jerritt Canyon District represents one of the largest contiguous exploration properties in Nevada, with the upside for reserve replacement and reserve growth.



NEVADA
Mountain City
South Fork Owyhee
225
Jacks Peak
El. 10198
JERRITT
CANYON
Tuscarora
North Fork Humboldt
226
Independence
Meikle Mine
Deep Post Mine
Carlin Mine
80
Elko
Gold Quarry Mine
Carlin

About the Cover

The Jerritt Canyon operations produce 800-ounce doré bars of 95% gold.

Table of Contents

2005 Highlights



District

Redevelopment Plan Implemented

- 2005 production of 204,091 ounces of gold
- Sustainable annual production of 200,000-220,000 ounces from Jerritt Canyon
- Optimization of the Jerritt Canyon operations
- Positive cash flow expected in 2006

Replaced Gold Reserves

- Delineated first reserves at Starvation Canyon project
- Proven and probable reserves of 877,900 ounces
- Measured and indicated resources, including reserves, of 2.1 million ounces

Achieved Production Milestones

- Began commercial production from the Steer Mine and high-grade Mahala deposit at the Smith Mine
- Connected underground drift between SSX and Steer mines
- SSX Mine produced its millionth ounce of gold, becoming the fifth million-ounce mine at Jerritt Canyon

Superior Safety Records

- Over 30 months or 2.1 million man hours worked without a lost time accident
- Jerritt Canyon's SSX and Smith mines won the first and second place awards from the Nevada Mining Association as the safest underground mines in the state

This Annual Report contains "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties as set forth in more detail in the Cautionary Statement on page 58 of this Annual Report.



Gold Facts

A Timeless Investment

The average spot gold price increased 9% from $410 per ounce in 2004 to $445 per ounce in 2005. The average gold price has risen 64% since the 25-year low of $271 per ounce in 2001. Investment in gold was driven by rising investor interest and increased accumulation in gold bars, including demand from new gold investment securities, and a 5% increase in gold used in jewelry fabrication in 2005, according to GFMS. Jewelry fabrication, which totaled over 2,700 tons (2,449 tonnes) in 2005, accounts for approximately 70% of total gold demand. India, China and the Middle East led demand in jewelry fabrication. Gold has been a stable investment during uncertain times for preservation of value and wealth. Gold is an alternative currency, a hedge against inflation and the U.S. dollar, and an excellent diversifier within a balanced portfolio.

Source: Kitco and GFMS



Letter to Shareholders



Dear fellow shareholder,

2005 was a year of significant change for Queenstake. The continuing revitalization of our Jerritt Canyon gold operations is gathering momentum.

We retooled the Jerritt Canyon operations, rolling out our redevelopment plan in mid-August 2005. Over the spring and summer of 2005, we revamped both the corporate management and mine management teams. Positive exploration drilling results successfully advanced the Starvation Canyon project into gold reserves. We produced 204,091 ounces in 2005, within our guidance under the redevelopment plan.

The rapid implementation of the redevelopment plan allowed us to be well positioned to produce between 200,000 and 220,000 ounces of gold from Jerritt Canyon in 2006, which we think is the sustainable annual production rate from the current underground operations. With steady progress under the redevelopment plan, we are driving towards generating positive cash flow, after capital expenditures and corporate costs.

Optimization of Jerritt Canyon

2005 was a year of two distinct halves. The first half's disappointing operating results led to the redevelopment plan being implemented in the second half. In the first half, slipping production and rising operating costs were exacerbated by a shortfall in underground development, an industry-wide shortage of underground miners and water issues from an exceptionally wet spring season. The deficit in mined ore through the first eight months of 2005 resulted in more low-grade stockpile material being used to fill the mill throughput. As a result, the mill grade declined to 0.20 ounce of gold per ton (6.7 grams per tonne) during the first half of 2005, 20% lower than our 2004 average reserve ore grade.

Change was needed fast. In July, the Company initiated a redevelopment plan to optimize Jerritt Canyon. Central to this redevelopment plan was matching mill throughput with a sustainable mining rate from the underground mines by running only one of the two roasters in the mill at a time and focusing on underground mine development. Mine management re-engineered the majority of mining stopes, defining conservative block models and applying selective mining methods.

In order to catch up on the mine development footage, a mining contractor with its own equipment and mining crew has been working at Jerritt Canyon since late in the third quarter of 2005. We also allocated more internal resources toward mine development and implemented monitoring programs to ensure targets are realized.

Jerritt Canyon employees successfully executed the redevelopment plan through the last four months of 2005, accomplishing significantly higher mine development footage, improved ore tonnage mined and higher mill grade at a consistent mill recovery rate. Our employees did all this while achieving over two million man hours without a lost time accident.

Strategic Alliance

As the Jerritt Canyon operations progressed under the redevelopment plan, we implemented a parallel initiative seeking opportunities to leverage the value of our assets, most notably, our excess mill processing capacity and our exploration potential.

This opened the door in March 2006 for the multi-faceted strategic alliance with Newmont Mining Corporation for a $10 million equity investment, our acquisition of three of Newmont's Nevada exploration properties, including one in the Cortez Trend, and an ore and concentrate purchase agreement to fill our roasting capacity at the mill and reduce our fixed costs per ounce. Newmont received 28.5 million units priced at Cdn $0.41 per unit, each consisting of one common share and one common share purchase warrant. Each warrant can be exercised to acquire one additional share at a price of Cdn $0.55 for a four-year period. After closing, Newmont would hold approximately 4.9% of Queenstake's basic common shares. If all of these warrants are exercised and Newmont were to maintain its holdings of Queenstake shares, Newmont would hold a fully diluted equity stake of 8.5%. It was an innovative win-win deal for both companies that reflects positively on Queenstake's exploration and processing expertise.

For Queenstake, this transaction delivers four important value enhancers in processing and production optimization, financial flexibility, cash to accelerate exploration and property diversification. Processing the Newmont ore and concentrates will improve our cash operating costs per ounce and increase our processing efficiency.

With the cash infusion, our strengthened balance sheet allows us to significantly step up our district exploration program in 2006 and 2007. We also picked up our first exploration interests outside of the Jerritt Canyon District, while maintaining our Nevada, USA focus.

The ore purchase agreement for 500,000 tons per year for two years increases our mill processing to approximately 95% of its capacity rate of 4,200 tons (3,810 tonnes) per day or approximately 1.5 million tons (1.4 tonnes) per year. We maintain production planning flexibility for potential higher grade Jerritt Canyon production in the future.









2006 Goals

- *Optimize mine production and mill capacity*
- *Increase cash flow from operations in 2006*
- *Replace gold reserves after production depletion and increase gold resources*
- *Advance the Starvation Canyon project*

2005 Milestones

We successfully replaced reserves net of depletion with proven and probable reserves of 877,900 contained ounces of gold, using a gold price of $410 per ounce, at year-end 2005. Positive results from two drilling campaigns totaling 30,000 feet (9,144 meters) at Starvation Canyon led to the delineation of the first reserves identified at Starvation Canyon, comprising 121,100 ounces of gold. The Starvation Canyon results also increased the grade of resource mineralization by 4% to almost 0.28 ounce of gold per ton (9.6 grams per tonne) and enhanced the overall confidence in the resources with the mineralization open in several directions.

In 2006, we are increasing our district and surface exploration investment from $3.9 million in 2005 to at least $6.0 million and have added a third underground reverse-circulation drill to the SSX-Steer Mine Complex to pursue the higher ore grade SSX extension.



Other milestones in 2005 were two significant production start-ups and safety. We achieved commercial production at the new Steer Mine in October 2005 and from the Mahala deposit, which represents one of the highest grade reserves at Jerritt Canyon. The Jerritt Canyon mines won first and second place awards as the safest underground mines in Nevada, while the mill was awarded the top prize as the safest medium-sized mill in Nevada.

Our financial health has greatly improved from a year ago. Working capital improved to $4.8 million at year-end 2005. We continue to have a solid balance sheet with no long-term debt, other than capital leases for mining equipment. We provide our shareholders leverage to the gold price with no forward gold sales.

Value Driving Strategy

Queenstake will deliver value as a producer with leverage to the gold price and an exploration play in a proven gold district in one of the world's best gold producing regions: Nevada. Our district exploration priority is to advance Starvation Canyon as a potential high grade mine, while continuing to advance our many other exploration targets.

We have some of the best and most productive underground miners along with experienced mine management to extract higher margin ounces and maximize mine life at Jerritt Canyon. We can develop new deposits such as Mahala and potentially Starvation Canyon with minimal start-up risk. We are continually evaluating new material handling techniques and our mining infrastructure for process improvements.

We remain challenged by rising commodity costs faced by the North American gold mining industry, especially in electricity, propane, diesel and cement. As a 100% U.S. producer, we are not exposed to currency risk as we expect the gold price, denominated in U.S. dollars, to remain strong. In addition, under the redevelopment plan, we have controls tracking our major cost items to manage Jerritt Canyon more efficiently.

Exploration is where we have the greatest potential for near-term value creation. Our near-mine strategy is to target resource to reserves conversion with the objective of replacing reserves net of depletion annually. Our district exploration strategy is to discover new resources and identify near-production additions of higher grade mineralization to help offset our cost challenges over time. In district exploration, we have identified multiple targets at every stage of exploration in the 119-square mile Jerritt Canyon District.

The northern half of the district has produced over 7.2 million ounces of gold from 18 mines since 1981. In October 2005, the SSX Mine became the fifth mine at Jerritt Canyon to exceed one million ounces of production. With our exploration expertise and wealth of historical geological data, we believe that we will be mining at Jerritt Canyon for many years to come.

We will strive to be opportunistic for growth where there is incremental value and natural synergies. We are poised to exploit our processing and exploration expertise as our neighbors in Nevada increasingly find refractory resources. We will keep our general and administrative costs at one of the lowest among emerging and intermediate producers.

As we look ahead for a much stronger 2006 performance from Queenstake, I would like to thank the dedication of our 420 employees and Board of Directors. In particular, I would like to thank Hugh Mogensen, who retired from the Board of Directors after 14 years of service as a director. Hugh remains a friend of Queenstake and I appreciate the support, wise counsel and professional guidance he has provided to me over the years. To our shareholders, the best is yet to come and thank you for your support.

Sincerely,



Dorian L. (Dusty) Nicol
President and Chief Executive Officer
March 30, 2006







Jerritt Canyon District



Mill and Administration
Murray
SSX-Steer Mine Complex
Smith
Starvation Canyon Project
226
225
226
N
2006 Exploration Targets
Underground Mine Footprint
0
4 mi
0
8 km

2005 Results

Highlights

	2005	2004
Gold production (000 ounces)	**204.1**	243.3
Gold sales (000 ounces)	**202.7**	245.7
Average realized gold price ($/ounce)	**445**	398
Cash operating costs [1] ($/ounce produced)	**386**	336
Royalties & taxes ($/ounce)	**13**	11
Total cash costs [1] ($/ounce produced)	**399**	347
Revenue [2] ($ millions)	**90.2**	100.4
Depreciation, depletion and amortization ($ millions)	**17.2**	19.6
Exploration ($ millions)	**3.9**	6.6
General and administrative [3] ($ millions)	**4.9**	3.4
Net loss ($ millions)	**(19.7)**	(22.1)
Per common share, basic and diluted ($)	**(0.04)**	(0.06)
Net cash provided by (used in) operations ($ millions)	**(7.0)**	16.7
Capital expenditures ($ millions)	**19.6**	21.5
Cash and cash equivalents at year-end ($ millions)	**10.2**	6.1
Working capital [4] ($ millions)	**4.8**	(9.4)
Total shareholders' equity ($ millions)	**50.9**	38.4
Wtd. average number of shares, basic (millions)	**509.3**	377.6
Wtd. average number of shares, fully diluted (millions)	**585.6**	411.7

All dollar amounts used in this annual report are in U.S. dollars unless otherwise specified.

1 *For a reconciliation of cash operating costs per ounce and total cash costs per ounce, both non-GAAP measures of performance, to operating costs as reported in the consolidated financial statements under GAAP, please refer to Table 5 in the Results of Operations section of Management's Discussion and Analysis.*

2 *Certain of the comparative figures have been reclassified to conform with the current year's presentation. See Note 2q.*

3 *Includes $1.0 million in corporate restructuring and severance costs incurred in the first quarter of 2005.*

4 *Current assets minus current liabilities.*







Operations

The Jerritt Canyon operations are poised to generate positive cash flow for Queenstake in 2006 under the redevelopment plan, implemented in mid-August 2005. The redevelopment plan focused the operating priority to higher margin ounces and underground mine development for the optimization of Jerritt Canyon.

By processing higher grade ore at 0.25 ounce of gold per ton (opt) or 8.6 grams per tonne (gpt), reducing costs and lowering Jerritt Canyon-produced ounces to a sustainable rate of between 200,000 and 220,000 ounces of gold annually, the redevelopment initiative matches mill throughput with current optimal underground production capacity.

The re-engineering of Jerritt Canyon involved re-modeling a significant portion of the ore bodies, applying smaller design blocks and more detailed geologic information to improve mining accuracy and reduce dilution for higher grade production.

To address the development shortfall, the Company hired a mining contractor in September 2005 and allocated a greater proportion of internal resources to development, including the addition of a new roof bolting machine and two trucks. The mining contractor currently remains at Jerritt Canyon, dedicated to underground development.

During 2005, cash operating costs were at the higher end of guidance under the redevelopment plan at $386 per ounce for the year and $413 per ounce for the fourth quarter as a result of rising costs in electricity, fuel, commodities and labor as faced generally by the North American gold mining industry.

Mining Operations Gear Up

From mid-August 2005 through year-end, the Jerritt Canyon operations demonstrated the redevelopment plan was on track in accordance with several key indicators in ounces produced, mining rate, mill grade and recovery rate, and development footage.

Another significant milestone was realized when the SSX Mine became the fifth mine at Jerritt Canyon to exceed one million ounces of gold production.

In October 2005, the new Steer Mine began commercial production, following the connection between the SSX and Steer mines. This connection created opportunities to increase operational efficiency by sharing manpower, equipment and maintenance in a combined and centrally managed SSX-Steer Mine Complex. The mine management

Nevada is Gold Country

Nevada mines, including the Jerritt Canyon operations, account for approximately 87% of the total gold produced in the United States. As a region, Nevada ranks third in the world in gold production, after South Africa and Australia. In 2004, Nevada mines produced 6.9 million ounces of gold, and approximately the same level of production in 2005. In addition to the net proceeds and income taxes paid by mining, mining jobs are extremely important to rural Nevada. Nevada metal mining employs approximately [illegible],700 people with an average salary of $67,652. This compares favorably with a state average salary of $36,088 per year.

Source: Nevada Mining Association





and technical support group jointly manage mining of SSX and Steer as a single operation with similar manpower and equipment levels. The connection between Steer and SSX also serves as a prospective exploration area with platforms for underground drill stations. (Refer to the Exploration section of this Annual Report.)

The mining production rate from the SSX-Steer Mine Complex will be ramped up from 1,140 tons per day in the third quarter of 2005 to 2,100 tons per day expected by the second quarter of 2006.

The SSX-Steer Mine Complex is expected to account for approximately 68% of Jerritt Canyon's estimated production of 200,000 to 220,000 ounces of gold in 2006. Production from the Smith Mine is expected to be 29% of 2006 estimated production while the higher cost Murray Mine, as expected, will be depleted and will close in the second quarter of 2006.

Commercial gold production began at the Mahala deposit at the Smith Mine in August 2005. This higher grade deposit has improved the overall mined ore grade from the Smith Mine from 0.27 opt (9.3 gpt) in 2005 to an anticipated 0.29 opt (9.9 gpt) in 2006. Mahala's first reserves were delineated by Queenstake in December 2003 and the deposit was quickly brought into production.

Since its acquisition of Jerritt Canyon in June 2003, Queenstake has invested more than $50 million in capital expenditures, including $19.6 million in 2005. Much of this was to improve maintenance, replace equipment and increase capitalized mine development. Before Queenstake's ownership, capital investment had been minimal for several years. With the catch-up in maintenance capital largely completed, estimated capital expenditures for 2006 will decrease to approximately $16 million.

Outlook – Brighter Future

Jerritt Canyon is well positioned to continue to add gold resources and extend its mine life. With a dedicated and efficient work force and an experienced and effective mine management skilled in engineering, permitting, mining and processing, the future is bright. In 2006, Jerritt Canyon is expected to produce 200,000 to 220,000 ounces of gold.







2005 Operating Data

Jerritt Canyon

	2005	2004
Proven & probable reserves (000 ounces)	**878**	875
Measured & indicated resources, including reserves (000 ounces)	**2,079**	2,410
Gold produced (ounces)	**204,091**	243,333

(Imperial units, except %)			(Metric units, except %)	
2005	2004		**2005**	2004
959,099	1,144,214	Ore Mined (tons; tonnes)	**870,075**	1,038,008
448,260	495,998	Waste Mined (tons; tonnes)	**406,653**	449,959
1,407,359	1,640,212	Total tons/tonnes mined	**1,276,728**	1,487,968
3,856	4,494	Av. tons/tonnes per day mined	**3,498**	4,077
0.26	0.25	Average grade mined (opt; gpt)	**8.9**	8.7
147,838	161,619	Stockpile tons/tonnes used	**134,161**	146,618
1,106,937	1,305,833	Total tons/tonnes processed	**1,004,236**	1,184,626
3,033	3,578	Av. tons/tonnes per day processed	**2,751**	3,246
0.22	0.21	Grade processed (opt; gpt)	**7.4**	7.3
86.6	86.7	Process recovery (%)	**86.6**	86.7

Reserves and Resources

Gold Proven and Probable Reserves [1,2,3,4]

MINE	PROVEN Tons (000)	PROVEN Grade (oz/t)	PROVEN Gold (000 oz)	PROBABLE Tons (000)	PROBABLE Grade (oz/t)	PROBABLE Gold (000 oz)	TOTAL Tons (000)	TOTAL Grade (oz/t)	TOTAL Gold (000 oz)
Murray	108.7	0.24	26.5	134.7	0.27	36.8	243.3	0.26	63.3
Smith Upper	142.2	0.30	42.9	479.0	0.25	122.2	621.2	0.27	165.0
Smith Lower	68.1	0.36	24.3	259.7	0.32	83.3	327.8	0.33	107.7
SSX	824.9	0.25	206.3	508.5	0.24	121.0	1,333.3	0.25	327.3
Saval IV	-	-	-	104.4	0.23	24.3	104.4	0.23	24.3
Starvation Canyon	-	-	-	400.5	0.30	121.1	400.5	0.30	121.1
Wright Window	-	-	-	32.6	0.23	7.4	32.6	0.23	7.4
Subtotal	**1,143.8**	**0.26**	**300.0**	**1,919.5**	**0.27**	**516.1**	**3,063.3**	**0.27**	**816.1**
Stockpiles	67.5	0.17	11.7	592.2	0.08	50.0	659.7	0.09	61.8
TOTAL 2005	**1,211.3**	**0.26**	**311.7**	**2,511.7**	**0.23**	**566.2**	**3,723.0**	**0.24**	**877.9**
Total 2004	760.5	0.27	206.3	2,750.1	0.24	669.1	3,510.6	0.25	875.3

Consistent Reserve Replacement


Gold Ounces
(000)
900
700
500
300
524.2
(129.6)
425.5
820.1
(250.8)
306.0
875.3
(255.0)
257.6
877.9
$325 GOLD PRICE
$325 GOLD PRICE
$360 GOLD PRICE
$410 GOLD PRICE
Reserves Mid 2003
2003 Depletion
2003 Addition
Year End 2003
2004 Depletion
2004 Addition
Year End 2004
2005 Depletion
2005 Addition
Year End 2005
Reserves
Depletion
Addition

(Depleted ounces may include resource ounces mined and do not equal gold production due to recovery process losses and estimations.)





Total Gold Resources[1,2,3,4] (including Reserves)

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED		
DEPOSIT	**Tons** (000)	**Grade** (oz/st)	**Gold** (000 oz)	**Tons** (000)	**Grade** (oz/st)	**Gold** (000 oz)	**Tons** (000)	**Grade** (oz/st)	**Gold** (000 oz)	**Tons** (000)	**Grade** (oz/st)	**Gold** (000 oz)
Murray (incl. Zone 9)	560.2	0.29	164.7	229.0	0.28	64.3	789.2	0.29	229.1	167.2	0.22	36.8
SSX-Steer Complex	1,830.4	0.28	508.6	767.1	0.27	205.0	2,597.5	0.28	713.6	1,052.2	0.23	244.1
Smith	636.5	0.29	184.7	1,226.9	0.28	342.8	1,863.4	0.28	527.5	677.0	0.24	161.2
Saval	-	-	-	460.5	0.25	112.9	460.5	0.25	112.9	270.0	0.25	66.2
Starvation Canyon	-	-	-	676.4	0.28	190.7	676.4	0.28	190.7	51.4	0.31	15.8
Wright Window	-	-	-	97.8	0.16	15.2	97.8	0.16	15.2	19.0	0.23	4.3
Subtotal	3,027.1	0.28	858.0	3,457.7	0.27	931.0	6,484.9	0.28	1,789.1	2,236.8	0.24	528.4
Stockpiles	67.5	0.17	11.7	1,175.3	0.06	69.2	1,242.7	0.07	80.9	-	-	-
Pit Resources												
Burns Basin	-	-	-	29.7	0.13	3.9	29.7	0.13	3.9	-	-	-
California Mtn.	-	-	-	8.0	0.11	0.9	8.0	0.11	0.9	-	-	-
Coyote	-	-	-	-	-	-	-	-	-	20.1	0.10	2.0
Pie Creek	-	-	-	190.2	0.16	29.9	190.2	0.16	29.9	28.3	0.14	4.0
Road Canyon	-	-	-	148.6	0.14	21.2	148.6	0.14	21.2	74.3	0.13	9.7
Mill Creek	-	-	-	78.4	0.12	9.7	78.4	0.12	9.7	-	-	-
U/G Resources												
Burns Basin	-	-	-	30.7	0.19	5.9	30.7	0.19	5.9	50.6	0.23	11.5
California Mtn.	-	-	-	32.1	0.38	12.1	32.1	0.38	12.1	9.4	0.33	3.1
Coyote Zone 10	-	-	-	45.2	0.21	9.6	45.2	0.21	9.6	2.7	0.18	0.5
MCE	-	-	-	4.4	0.20	0.9	4.4	0.20	0.9	7.8	0.19	1.5
Waterpipe II	-	-	-	-	-	-	-	-	-	37.4	0.21	7.7
West Mahala	-	-	-	368.1	0.22	82.4	368.1	0.22	82.4	141.9	0.21	29.7
Winters Creek	-	-	-	148.9	0.22	32.5	148.9	0.22	32.5	37.2	0.20	7.4
TOTAL 2005	**3,094.6**	**0.28**	**869.7**	**5,717.4**	**0.21**	**1,209.4**	**8,812.0**	**0.24**	**2,079.1**	**2,646.5**	**0.23**	**605.6**
Total 2004	2,263.0	0.29	650.1	7,724.8	0.23	1,759.5	9,987.8	0.24	2,409.6	4,058.7	0.22	888.4

1 *Reserves were based on a gold price of $410 per ounce. "Resources" or "resource" used in this Annual Report are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability. For further information, please refer to the risk factors and definitions of reserves and resources in the Company's filings on SEDAR and with the SEC as filed on the SEC's EDGAR database, which can also be accessed through the Company's website, www.queenstake.com. Refer also to the Cautionary Statement at the end of this Annual Report. Key assumptions and methods used in deriving estimates of proven and probable reserves, and measured and indicated resources are as described in the Company's latest Annual Information Form filed on SEDAR, Annual Report on Form 40-F filed on EDGAR and its National Instrument 43-101 report.*

2 *U.S. investors are advised to read the Cautionary Statement on page ** of the Annual Report. It cannot be assumed that part or all of the mineral deposits termed "resources" may ever demonstrate economic viability to become reserves and the term "inferred resources" is not recognized by the SEC and it cannot be assumed that part or all of an inferred resource will ever be upgraded to a higher category.*

3 *For Queenstake, the Qualified Persons for the technical information contained in this Annual Report are Messrs. Dorian L. (Dusty) Nicol, President and Chief Executive Officer, Robert Todd, Manager of Technical Services, and Donald G. Colli, Manager of Mineral Resources.*

4 *For SRK Consulting (U.S.), Inc., in the preparation of Queenstake's National Instrument 43-101 report, the Qualified Person is Mr. Landy Stinnet, Associate Mining Engineer.*



GOLD FACTS

Valued and Invaluable

From King Tut's funeral mask to the gold wedding band of millions of couples around the world, gold is treasured as the most popular of precious metals for the creation of timeless jewelry and fine art. In many parts of the world, such as Asia and the Middle East, high content gold jewelry is used as a fungible store of value as for adornment. Gold jewelry demand increased by approximately 5% from 2004 to approximately 88 million ounces in 2005, according to GFMS. Since gold does not corrode or tarnish, it has an indestructible quality necessary for other uses in our daily lives. Gold is also vital for high performance electronics, telecommunication wiring, lasers for medical procedures and safety mechanisms in automobiles.

Source: World Gold Council

Exploration

Jerritt Canyon's exploration efforts in 2005 replaced gold reserves, after production, and delineated the first gold reserves at the Starvation Canyon project. Proven and probable gold reserves were 877,900 ounces contained in 3.7 million tons at 0.24 ounce of gold per ton (opt), or 3.4 million tonnes at 8.1 grams per tonne (gpt) at year-end 2005. Significantly, the proven reserve component of proven and probable reserves improved from 24% to 36% in 2005. Measured and indicated resources, including reserves, totaled 2.1 million ounces contained in 8.8 million tons at 0.24 opt (8.0 million tonnes at 8.1 gpt). Inferred resources totaled 2.7 million tons at 0.23 opt (2.4 million tonnes at 7.9 gpt) for 605,600 ounces.

The year's exploration accomplishments were impressive in light of the modest $3.9 million invested in district and surface exploration in 2005, as the Company conserved cash and implemented a redevelopment plan designed to generate positive cash flow in 2006. The Company expects to invest at least $6 million in district exploration, including a minimum of $2 million at the Starvation Canyon project and $2.3 million in near-mine surface drilling, in 2006. The Company could increase the exploration spending as warranted. In addition, $2.6 million of capitalized resource conversion drilling in near-mine exploration was included in the Company's capital expenditures for 2005. In 2006, a similar amount is expected for capitalized resource conversion drilling.

Exploration in the northern half of the district has been focused on near mine targets, and the under-explored southern half has concentrated on advancing the Starvation Canyon project. (Refer to the location map on page 8.) Surface drilling programs completed 130 holes totaling 102,816 feet (31,346 meters) in 2005. Up to five surface drill rigs were active during the fall of 2005. In the near-mine exploration program, 2,797 holes totaling 348,148 feet (106,115 meters) of underground drilling were completed using the Company's two reverse-circulation drills and two core drills.

District Exploration – Starvation Canyon Project Expands

Most of the district exploration program was concentrated at the Starvation Canyon project, located on Queenstake's private land, approximately 12 miles southwest of the Jerritt Canyon mill. During 2005, 51 holes totaling 30,129 feet (9,155 meters) were drilled in the Starvation Canyon area, successfully delineating 121,100 ounces of probable reserves and 190,700 ounces of indicated resources including reserves. This reflected an increase of 22% in indicated resources, including reserves, over year-end 2004. Significantly, the average resource grade improved 4% to 0.28 opt or 9.6 gpt. Starvation Canyon demonstrated a low discovery cost of $16 per measured and indicated resource ounce in 2005.

The majority of the resource additions at Starvation Canyon were derived from step out drilling. (Refer to the map on page 18.) The mineralization remains open in several directions of two principal controlling structures, most notably to the southeast. The two identified deposits extend approximately 1,700 feet (518 meters) within a 4.5-mile mineralized trend in the Starvation Canyon area. The identified mineralized zone lies above the water table in an area of steep topography and could be easily accessed by portal from the hillside.

Near-Mine Exploration – Adding High-Grade Resources

Near the Smith Mine, the West Dash and West Coulee targets are advancing towards expected production in the near future. At the West Dash area, approximately 700 feet (213 meters) west of the main Smith Mine drift, infill drilling converted the first resources to reserves in 2005. West Dash had 44,620 ounces in probable reserves and expanded the measured and indicated resources, including reserves, substantially from 2004 to 70,300 ounces in 2005.

A total of 24 holes from surface drilling for 18,375 feet (5,601 meters) targeted a structural trend extending southwest from the mined-out Dash open pit. A drift being developed from the main Smith Mine decline is anticipated to reach the West Dash deposit by mid 2006.

Starvation Canyon - Longitudinal Diagrams


OPEN
ALONG
STRIKE
OPEN UP
DIP
A
A'
OPEN
ALONG
STRIKE
OPEN
DOWN
DIP
OPEN
OPEN
ALONG
STRIKE

Starvation Canyon is located on private land owned by Queenstake in the *southwestern part of the Jerritt Canyon District. The gold mineralized* zone at Starvation Canyon lies above the water table in an area of steep topography and could be easily accessed by portal from the hillside. As shown in the top diagram, mineralization is open in several directions.

- O 2005 Drilling
- 2006 > 0.20 opt Gold Indicated & Inferred
- 2006 > 0.15 opt Gold Indicated & Inferred


7400'
7400'
7200'
7200'
7000'
7000'
6800'
6800'
Grade (oz/t)
0.05
0.07
0.10
0.15
0.20
0.30
0.50
6600'
A
A'
6600'
1680'

Exploration of the West Coulee target tested the extension of the mineralized trend being mined in Zone 2 of the Smith Mine. The mineralization in Zone 2 is closely associated with two semi-parallel highly altered mafic dikes, which have been mapped on surface for 2,000 feet (610 meters) west of the current underground mining faces. During 2005, 12 holes drilled from surface covering 13,695 feet (4,174 meters) confirmed mineralization along the dike up to 1,000 feet (305 meters) west of the mining position. In 2006, further definition of the westerly dike trend will be pursued with underground core drilling.

West of the Mahala deposit, which is being mined as part of the Smith Mine, results from 15 holes from surface drilling totaling 15,165 feet (4,623 meters) continued to identify exciting high grade mineralized intercepts. Drill hole MAH-282 indicated two intervals with 40 feet of 0.24 opt and a second interval of 20 feet of 0.97 opt (33.3 gpt) and MAH-296, which was drilled 200 feet to the northwest of MAH-282, intercepted 10 feet of 0.580 opt (19.9 gpt), within thicker lower-grade mineralization. Several hundred feet south of this drilling, road building uncovered a dike with subsequent chip samples indicating an attractive target for drilling in 2006.

Underground drilling at the B-Pit area at the Smith Mine totaled 18 core holes for 5,750 feet (1,752 meters). The results improved the grade of reserves by 12% from 2004 to 0.26 opt for 34,400 ounces of gold in 2005.

At the SSX Mine, the development of the drift to connect with the new Steer Mine unexpectedly encountered mineralization in the northwest extension of the South Boundary Fault, which is the major controlling structure for mineralization. The drift connecting the SSX and Steer mines not only provides secondary access and greater operational efficiency for the now combined SSX-Steer Complex, but also enables drill platforms to explore this prospective corridor. The Company has purchased a third underground reverse circulation drill to augment drilling in this area.

2006 Outlook

In 2006, the district exploration program will pursue extensions of the Starvation Canyon project and test some new targets such as Snow Canyon, Mahala Basin and North Steer. The near-mine program will focus on step-out surface drilling at West Dash, West Coulee Mahala, and the greater SSX area, as well as underground drilling in the SSX-Steer corridor, West Dash and East Mahala.





Corporate Responsibility

Queenstake's corporate responsibility is reflected in its strong commitment to safety, environmental stewardship and ethical conduct for the benefit of its employees, their families and the communities in which they live. This section provides some corporate responsibility highlights from 2005.

Safety First

Jerritt Canyon is one of the safest mining operations in North America. From September 2003 through the end of 2005, employees achieved 2.1 million man hours without a lost time accident. During 2005, the SSX and Smith mines won the first and second place awards, respectively, from the Nevada Mining Association as the safest underground mines in the state. The Murray Mine was fourth in the same category. In addition, the Jerritt Canyon mill was recognized as the safest medium-sized operation in Nevada.

Environmental Stewardship

The environmental and reclamation program at Jerritt Canyon incorporates dedicated professionalism and diligent attention to best practices and regulatory compliance. The attention to detail began with the Company securing an environmental risk transfer program with AIG in 2003, following the acquisition of Jerritt Canyon, which essentially covers the reclamation and closure liability for the operations.

During 2005, Jerritt Canyon completed reclamation at the closed open-pit Dash Mine's rock disposal area and tank facility. Jerritt Canyon practices concurrent reclamation during its mining and exploration activities.

In the permitting arena, progress was made in developing the environmental assessment for a consolidated exploration plan covering 10 exploration areas in the Jerritt Canyon District for a five-year period. A draft environmental assessment is currently undergoing review and this process is expected to conclude later in 2006.

A new cooling pond to cool processed waste water from the mill was commissioned in early 2006. The water is recycled for use in the milling process. The cooperative effort between the mine staff and state officials during permitting in 2005 resulted in a state-of-the-art cooling pond design, which will influence similar applications in the state in the future.








BEFORE 2001
AFTER 2004

The Burns Basin shop area is a good example of the superior reclamation standards at Jerritt Canyon as shown in the above photos. The haul road in the background and the foreground disturbance, shown on the left, were re-contoured back to near original topography and vegetation was planted.

Over the long term, ongoing wildlife protection measures include safeguards for post-fledgling areas for the Northern Goshawk, as well as for drainages known to support Lahontan Cutthroat Trout.

Being a Good Corporate Neighbor

Queenstake provides college scholarships to 39 dependent children of employees. Many of these young adults also are employed at the mine under a summer employment program to gain vital work experience in a growing industry and earn additional money for their college expenses. This summer employment program has also allowed Jerritt Canyon to occasionally hire new graduates as full-time employees.

Employees are encouraged to volunteer in the community in various youth programs. The Company continues to provide financial support to youth sports and recreation, education and drug and alcohol prevention and awareness programs. In 2005, the Company contributed to the construction of an indoor recreational facility for year-round sports activities and a new medical clinic in Elko, Nevada.

Queenstake has adopted a corporate ethics code to govern how its employees conduct its business in a responsible and lawful manner. This code includes anti-corruption and avoidance of conflicts of interest measures and may be perused on the Queenstake web site, under the "About Queenstake" section.

2006 Outlook

As Queenstake expects to improve its operating and financial performance to become cash flow positive in 2006, Jerritt Canyon will be able to gradually increase its community contributions in cash and in-kind resources for the betterment of the lives of its employees' families and their neighbors.

Board of Directors

Robert L. Zerga

Mr. Zerga, Chairman of Queenstake, served as Chief Executive Officer of Independence Mining and Vice President of Minorco (USA), overseeing the Jeritt Canyon operations. Previously he held senior positions with Newmont and Burlington Resources. Since 1995, he has served as an independent director for several resource companies.

Dorian L. (Dusty) Nicol

Mr. Nicol, President and Chief Executive Officer of Queenstake, has over 30 years of experience in exploration and more recently as an operations executive. He joined a predecessor company of Queenstake in 1997 and was a key member of management that acquired the Jerritt Canyon operations. He led the exploration programs in Central Asia and Africa for Castle Exploration and in Latin America for Canyon Resources. He had senior positions with Exxon Minerals and Renisson Gold Fields.

Peter Bojtos

Mr. Bojtos has over 34 years of global mining experience from exploration, feasibility study, mine operations to decommissioning. Since 1995, Mr. Bojtos, a professional engineer, has been an independent director of numerous mining and exploration companies. He was former Chairman and Chief Executive Officer of Greenstone Resources and past President and Chief Executive Officer of Consolidated Nevada Goldfields. Prior to that, he held various positions at mines in West Africa, the United States and Canada.

Committees

Audit Committee
Michael Smith, *Chairman*
Peter Bojtos
Doris A. Meyer

Compensation and Management Development Committee
John W. W. Hick, *Chairman*
John Ellis
Robert L. Zerga

Corporate Governance and Nominating Committee
Peter Bojtos, *Chairman*
Doris A. Meyer
Robert L. Zerga

Disclosure Committee
Michael Smith, *Chairman*
Doris A. Meyer
Dorian L. (Dusty) Nicol

John Ellis

Mr. Ellis is an independent consultant in mining, engineering and mill processing for several international mining companies since 2003. He was Vice President of Operations for Inco Indonesia. Mr. Ellis was a former Chairman and Chief Executive Officer of AngloGold North America and Independence Mining and former Chairman of Hudson Bay Mining and Smelting.

John W. W. Hick

Mr. Hick has over 20 years of executive management experience in the mining industry. He is Vice Chairman and a Director of Rio Narcea and a Director of several other resource companies. He was most recently the Chief Executive Officer of Rio Narcea. Mr. Hick was President and Chief Executive Officer of Defiance Mining, Vice Chairman of TVX Gold, Chairman of Rayrock Yellowknife Mines, Senior Vice President, Corporate for Placer Dome, and Vice President and General Counsel of Dome Mines.

Doris A. Meyer

Ms. Meyer is President of Golden Oak Corporate Services Ltd., which provides financial and corporate compliance services to publicly traded mining companies. Ms. Meyer also serves as an executive officer and/or a director of those mining companies, including Kalimantan Gold (currently President and Chief Executive Officer). Ms. Meyer was a former Vice President, Finance and Corporate Secretary for Queenstake until 2004.

Michael Smith

Mr. Smith retired in 2004 as a partner for PricewaterhouseCoopers. During his 22 years at PwC, Mr. Smith worked principally for companies in the mining sector. Mr. Smith has been a member of the Canadian Institute of Chartered Accountants since 1971.

Corporate Governance

Audit Committee

The committee's responsibilities are to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and management discussion and analysis, and the Company's compliance with legal and regulatory reporting requirements and with corporate financial policies and controls. The committee is also responsible for all matters related to the independent auditor, including selection, independence, performance and fees paid. Committee activities include reviewing of financial information provided to shareholders and others, systems of internal controls established by management and the Board of Directors, results of the independent audit and application of accounting policies.

Compensation and Management Development Committee

The committee reviews and approves plans of the Company for management development and senior managerial succession. The committee recommends and the Board approves executive compensation and compensation for directors in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the committee, ensuring compensation is commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company.

Corporate Governance and Nominating Committee

The committee is responsible for reviewing with the Board, on an annual basis, whether Board members satisfy the independence requirement. The committee identifies individuals qualified to become Board members and recommends director nominees to the Board. It also develops and recommends corporate governance principles applicable to the Company and leads the Board in its annual review of the Board's performance and effectiveness. It reviews annually the establishment and membership of committees of the Board, the delegation of authority to such committees and the chairmanship of such committees, including the periodic rotation of member and chair assignments.

Disclosure Committee

The committee, in conjunction with external legal counsel as needed, assists the Board of Directors in overseeing external communications of material and other financial and operating information in news releases and other non-regulatory disclosures to ensure communications are timely, reflect accurate and factual information, and are in accordance with legal and regulatory requirements. The committee also reviews with management and external legal counsel, as needed, matters relating to non-public material information and the Company's policies with respect to preventing indiscriminate disclosure, protecting confidential information and avoiding misrepresentation concerning Queenstake and Jerritt Canyon.









This discussion and analysis has been prepared as at March 30, 2006 unless otherwise indicated, and it should be read in conjunction with the audited consolidated financial statements of Queenstake Resources Ltd. ("Queenstake" or the "Company") as at December 31, 2005 and the notes thereto which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Differences from generally accepted accounting principles in the United States ("U.S. GAAP") and Canadian GAAP are described in Note 23, to the consolidated financial statements, All dollar figures are in U.S. dollars, unless otherwise indicated.

Introduction

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration. The Company's principal asset and only current source of revenue is its 100% owned Jerritt Canyon mining operations, 50 miles north of Elko, Nevada. The Jerritt Canyon mine complex consists of four underground mines, which together with ore stockpiles feed ore to an ore processing plant. Jerritt Canyon has extensive exploration potential, comprised of an approximately 119-square mile land position, together with a geological database compiled over the past 27 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

Overview

Redevelopment plan

During the third quarter 2005, the Company announced a redevelopment plan designed to optimize operations and reduce operating costs in response to development and production shortfalls at Jerritt Canyon and rising commodity costs. The redevelopment plan represented a re-engineering to optimize value and cash flow from the Jerritt Canyon mine assets given constraints with manpower, mining equipment, and increasing commodity costs. The plan was a substantial change in mine and processing practices at Jerritt Canyon to focus on accelerated underground development, higher grade production and reduced mill processing rate to align mill throughput with an optimal mining rate. The average grade of ore being processed was increased to approximately 0.25 ounce of gold per ton (opt), representing an approximate 20% increase from the first half of 2005. The mill processing rate was scaled back from operating two roasters together to one roaster at a time for an average between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half of 2005. In addition, daily batch crushing and grinding of mill feed was scheduled during off-peak hours for lower energy rates. The processing rate can be increased in the future should Jerritt Canyon's capacity to produce higher grade ore from underground mining improve or to accommodate additional mill feed from third-party sources.

Cost reductions anticipated to be realized progressively under the redevelopment plan included lower energy and commodities consumption, lower costs of labor, maintenance and other savings from improved operating efficiencies. However, much of the anticipated operating cost savings were absorbed by unexpected increases in energy and certain commodity prices during the fourth quarter of 2005.

The redevelopment plan was a substantial change from historical mining and processing practices. Comparison to operating results from previous years should be viewed in that context.

Fourth quarter operating results were essentially on track with the redevelopment plan. Ore tons mined were 223,060, exceeding the redevelopment plan by 8% while tons milled were 211,587, slightly exceeding the redevelopment plan. Ore grade processed was 0.25 opt while ounces of gold produced were 45,555 for the quarter, both essentially in line with the redevelopment plan. Moisture in the ore from wet winter weather resulted in the settling of high-grade ore fines into the ore pad, which is expected to be recovered in the spring and summer of 2006 when the ore pads can be scraped and the ore processed. As a result of such seasonal factors, Jerritt Canyon had accumulated over 8,000 ounces of contained gold in ore stockpile at the end of 2005. The ore stockpile at year-end is expected to be processed in the second and third quarters of 2006. At the end of the third quarter 2005, there was no ore stockpile.

Capitalized mine development of 2,412 feet was slightly ahead of the redevelopment plan during the fourth quarter. For the full year, capitalized mine development totaled 9,412 feet, slightly exceeding the redevelopment plan. A mining contractor remains at Jerritt Canyon, dedicated to underground development.

Cash operating costs were $413 per ounce of gold for 2005 fourth quarter, higher than the prior guidance, attributable to rising costs faced by the North American gold mining industry in general and Jerritt Canyon, specifically including fuel, electricity, commodity and labor costs during the quarter. Cash operating costs for 2005 were $386 per ounce of gold, consistent with guidance under the redevelopment plan.

Gold Prices

Market prices for gold have moved steadily upward during 2005 achieving a high of $537 per ounce in December 2005. The Company has realized an average sales price of $445 per ounce for the twelve months ended December 31, 2005 reflecting the average closing prices for the same period.

2006 Private Placement, Ore Processing and Property Lease Agreements

On March 29, 2006, the Company entered into an agreement with Newmont Canada Limited ("Newmont") whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of $10.0 million through an equity private placement. As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn $0.55 for a four-year period, which would generate Cdn $15.7 million in cash if exercised. After closing, Newmont will own approximately 4.9% of Queenstake's outstanding common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake's common shares, Newmont would hold approximately 8.5% of Queenstake's fully diluted outstanding common shares. For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings. The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close in the second quarter of 2006. Proceeds will be used to fund exploration and for other corporate uses.

An affiliate of Newmont has also agreed to convey three of its Nevada exploration properties to Queenstake on a lease-option basis. The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont has agreed to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility. The contract calls for Queenstake to purchase at least 500,000 tons per year over two years. Queenstake will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and Queenstake will charge Newmont commercial terms for processing and refining. Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity. The purchase of Newmont's concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons per year, which is expected to reduce the Company's unit operating costs.

Selected Annual Information

The following Table 1 summarizes selected financial data for the Company for each of the three most recent fiscal years. The information herein is prepared in accordance with Canadian generally accepted accounting principles: The information herein is prepared in accordance with Canadian generally accepted accounting principles:

Table 1 – Selected Annual Financial Data

(In millions of U.S. dollars)	**2005**	2004	2003
Gold sales	**$ 90.2**	$ 100.4	$ 55.6
Net income (loss) from continuing operations	**20.5**	18.0	2.6
Net loss	**(19.7)**	(22.1)	(8.1)
Basic and diluted loss per share	**(0.04)**	(0.06)	(0.04)
Total assets	**93.3**	87.9	97.9
Long term liabilities	**28.5**	26.9	32.3
Cash dividends declared	**-**	-	-

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

Results of Operations

Gold production

Gold production for the year ended December 31, 2005 was 204,091 ounces, compared with 243,333 ounces in 2004. Gold production for 2005 decreased 16% compared to 2004, but was within guidance under the redevelopment plan. Fourth quarter 2005 production was lower than the same period of 2004 as anticipated under the redevelopment plan, principally due to a decrease in ore tons mined and processed compared to the fourth quarter 2004. The redevelopment plan was a substantial change from historical mining and processing practices.

Quarterly production and financial information provided as at December 31, 2005 is not indicative of future annual production or financial results. Key quarterly production statistics are illustrated in Table 2.

Gold production during the three-month period ended March 31, 2005 was 54,767 ounces or a 13% increase over the same period in 2004. Production was negatively affected by unusually wet and heavy snowfall throughout the region, which interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.

Gold production during the three-month period ended June 30, 2005 was 54,156 ounces, 12% less than the same period in the previous year and approximately 10% below expectations. Mine development shortfalls through the end of the second quarter were the result of deferring development to conserve cash in the early part of 2005 and the subsequent difficulty in accelerating development work due to labor shortages. Mined tonnage was further impacted by ground instability in one small stope at SSX and water problems at Smith during the second quarter.

Gold production for the three-month period ended September 30, 2005 was 49,613 ounces, 32% less than the same period in the previous year. Gold production for the quarter was 4% greater than redevelopment plan targets principally due to higher grade ores from Mahala and the SSX-Steer Mine Complex. Jerritt Canyon allocated more internal resources to mine development and engaged a mining contractor in mid-August 2005 to accelerate mine development in order to maintain production capacity. The addition of two new underground haul trucks and a rock bolting machine augmented mine development.

Table 2 – Jerritt Canyon Production Statistics

	Three months ended							
	Dec. 31, 2005	Sep. 30, 2005	Jun. 30, 2005	March 31, 2005	Dec. 31, 2004	Sep. 30, 2004	Jun. 30, 2004	Mar. 31, 2004
Gold ounces produced	**45,555**	49,613	54,156	54,767	60,384	73,070	61,247	48,632
Gold ounces sold	**46,828**	54,446	50,560	50,850	64,723	71,210	63,983	45,735
Average sales price per ounce	**$ 485**	$ 442	$ 428	$ 427	$ 432	$ 402	$ 395	$ 406
Cash operating costs per ounce[1]	**$ 413**	$ 401	$ 372	$ 365	$ 336	$ 303	$ 337	$ 388
Ore tons mined	**223,060**	220,779	234,625	280,635	320,505	296,474	284,737	242,498
Tons processed	**211,587**	267,116	316,800	311,434	331,619	358,600	323,782	291,832
Grade processed (opt)	**0.25**	0.21	0.21	0.21	0.21	0.22	0.21	0.21
Process recovery	**86.8%**	86.5%	87.3%	85.8%	85.0%	91.1%	91.0%	79.7%

[1] The Company has adopted the Gold Institute Production Cost Standard (the "Standard") to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine's performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 7.

Gold production for the three-month period ended December 31, 2005 was 45,555 ounces, a decrease of approximately 24% as compared to gold production for the same period in 2004. Gold production for the period was in line with redevelopment plan targets. Mill tonnage processed was slightly less than plan with heavier than normal winter snows and moisture accumulation in ore. Mined tons exceeded redevelopment plan targets resulting in a significant stockpiling of ore adjacent to the mill. Commercial production start-up of the Steer Mine commenced with the connection of Steer and SSX mines in October 2005.

Key production statistics for the full-years 2005 and 2004 are illustrated in Table 3.

Table 3 – Jerritt Canyon Annual Production Statistic

	For the years ended December 31	
	2005	2004
Gold ounces produced	**204,091**	243,333
Gold ounces sold	**202,684**	245,651
Average soles price per ounce	**$ 445**	$ 398
Cash operating costs per ounce	**$ 386**	$ 336
Pre tones mined	**959,099**	1,144,214
Tons processed	**1,106,937**	1,305,833
Grade processed (opt)	**0.22**	0.21
Process recovery	**86.6%**	86.7%

Mining during 2005 was derived primarily from the Murray, Smith, and SSX underground mines. Commercial production from the Mahala deposit accessed and mined through the Smith Mine began in August 2005, following commissioning of the ventilation and escape-way raise. Ore tons mined for Jerritt Canyon during 2005 were 16% lower than in 2004. Underground mining was affected by a shortage of experienced miners and mechanics, continued dewatering activities at the Smith Mine, necessitated by heavy spring runoff and rainfall in June 2005, and planned lower ore tonnage under the redevelopment plan. Ore tons mined during the fourth quarter of 2005 were 30% lower than 2004 and 8% higher under the redevelopment plan.

In 2005, the grade of ore processed was 0.22 opt, essentially the same as 2004. Implementation of the redevelopment plan significantly reduced the amount of low grade stockpiles used to fill the mill and resulted in higher average ore grade processed in the fourth quarter 2005 of 0.25 opt compared with 0.21 opt in the year ago quarter.

As a result of higher operating costs from commodity price increases and a production shortfall in the first half of 2005, cash operating costs per ounce for the year ended December 31, 2005 were 15% higher than the prior year. Cash operating costs per ounce for the fourth quarter 2005 were approximately 23% higher than the year ago quarter and approximately 9% higher than guidance under the redevelopment plan. Higher than expected energy and commodity price increases largely offset the expected cost reductions and savings anticipated from the redevelopment plan. A reconciliation of operating costs to cash operating costs per ounce is provided in Table 7.

Statements of Loss

The Company reported a net loss of $19.7 million ($0.04 per share) and $22.1 million ($0.06 per share), for the years ended December 31, 2005 and 2004, respectively. The principal components of the loss for the year ended December 31, 2005 are: loss from operations of $20.5 million, a non-cash write down of $0.9 million in value of outstanding gold put options marked to the market price and $0.4 million from interest expense, which were offset by other income, net of expense of $1.0 million and foreign exchange gains of $0.2 million. Principal components of the loss for the year ended December 31, 2004 are: loss from operations of $18.0 million, $4.9 million from interest expense, and $0.1 million from foreign exchange losses which were offset by other income, net of expense of $0.9 million.

Income (Loss) from operations is illustrated in Table 4.

Table 4 – Income (Loss) from Operations

(In millions of U.S. Dollars)	**2005**	2004	2003
Gold sales	**$ 90.2**	$ 100.4	$ 55.6
Costs and expenses			
Costs of sales	**80.3**	85.3	40.7
Depreciation, depletion and amortization	**17.2**	19.6	9.2
Non-hedge derivatives	**2.6**	2.5	0.7
Accretion of reclamation and mine closure liabilities	**1.2**	0.4	0.1
Exploration	**3.9**	6.6	-
General and administrative	**4.9**	3.4	1.9
Stock-based compensation	**0.6**	0.6	0.4
	110.7	118.4	53.0
Income (loss) from operations	**$ (20.5)**	$ (18.0)	$ 2.6

During the year ended December 31, 2005, revenues of $90.2 million were generated from the sale of 202,684 ounces of gold at an average realized gold price of $445 per ounce. Revenues for the same period in 2004 were $100.4 million generated from the sale of 245,651 ounces at an average realized gold price of $398 per ounce.

Costs of sales and depreciation, depletion and amortization ("DD&A") costs are substantially all associated with the Jerritt Canyon Mine. A reconciliation of operating costs to cash operating costs per ounce is provided in Table 7.

Costs of sales for the year ended December 31, 2005 and 2004 were $80.3 million and $85.3 million, respectively. Throughout 2005, labor, electricity and commodity costs continued to increase as compared to 2004. Costs of sales were lower in 2005 reflecting a scale back in mining and processing under the redevelopment plan implemented in mid-August 2005.

DD&A was $17.2 million for the year ended December 31, 2005 compared with $19.6 million for 2004 as a result of lower production partially offset by additions to capital development.

Non-hedge derivative financial instruments, or gold put option contracts, are purchased to protect against the risk of falling gold prices. The Company does not use gold forward sales contracts to fix future gold prices realized. During the year ended December 31, 2005, costs associated with the purchased gold put option contracts were $2.6 million, which included $0.9 million in a write-down of non-hedge derivatives to fair market value. In comparison the costs associated with the purchased gold put option contracts were $2.5 million during the same period ending in 2004.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs. Accretion expense for the years ended December 31, 2005 and 2004 were $1.2 million and $0.4 million, respectively. The increase in accretion expense from the prior year can be primarily attributed to an increase in the estimate of reclamation and mine closure costs. During the year, the Company retained the services of an environmental consultant to review and assist in updating cost estimates for reclamation and mine closure.

Exploration expense for the years ended December 31, 2005 and 2004 were $3.9 million and $6.6 million, respectively, all associated with the Jerritt Canyon District. Exploration expense decreased from the prior year as the result of a delayed start for the 2005 exploration program as the Company conserved cash in the early part of the year.

General and administrative costs are associated with the Company's corporate offices. During the year ending December 31, 2005, general and administrative costs were approximately $1.5 million higher than the same period in the prior year. The significant increase from the prior year is primarily due to a one-time corporate restructuring cost of $1.0 million paid during the first quarter of 2005 and, $0.5 million in increased use of consultants in specialized operations and corporate advisory engagements related to implementation of the redevelopment plan. The ongoing general and administrative costs are essentially unchanged from the previous years' levels.

The principal remaining components of the Company's net loss are illustrated in Table 5.

Table 5 – Other Net Loss Components

(In millions of U.S. Dollars)	**2005**	2004	2003
Other income, net of other expense	**$ (1.0)**	$ (0.9)	$ (0.2)
Interest expense	**0.4**	4.9	4.9
Foreign exchange (gain) loss	**(0.2)**	0.1	(0.2)
Provision for impairment of Magistral Joint Venture	**-**	-	6.2
	$ (0.8)	$ 4.1	$ 10.7

Other income, net of other expense of $1.0 million is primarily the result of interest earned during 2005 on surplus cash balances. Other income, net of other expense of $0.9 million during the same period in 2004 includes a one-time gain of $0.6 million from the disposition of the Company's wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico and $0.3 million in interest income.

Interest expense reflects capital lease financing costs during the year ended December 31, 2005. Interest costs of $4.9 million for 2004 resulted principally from a non-cash component of $4.4 million from the amortization of costs incurred in arranging the term loan used to complete the acquisition of the Jerritt Canyon mine, as well as interest on other notes and capital leases.

Foreign exchange gains of $0.2 million for the year ended December 31, 2005 as compared to a loss of $0.1 million in 2004, reflect the strengthening of the Canadian dollar against the United States dollar as applied to the Company's Canadian dollar cash reserves.

The trend in quarterly revenues and net loss is illustrated in Table 6.

Table 6 – Summary of Quarterly Results

	Three months ended									
(In millions of U.S. Dollars, except per share data)	**Dec-31-05**	Sep-30-05	Jun-30-05	Mar-31-05	Dec-31-04	Sep-30-04	Jun-30-04	Mar-31-04	Dec-31-03	Sep-30-03
Total revenues	**$ 22.7**	$ 24.1	$ 21.7	$ 21.7	$ 27.9	$ 28.6	$ 25.3	$ 18.6	$ 28.6	$ 26.9
Net income (loss)	**(2.6)**	(4.3)	(5.7)	(7.1)	(4.6)	(5.4)	(5.6)	(6.6)	1.3	(6.0)
Net income (loss) per share - basic	**(0.01)**	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)	0.00	(0.02)

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated below correlates with gold ounces sold and average sales price per ounce sold illustrated in Table 2.

Gold prices have trended upward during the past five years, achieving a high for the year of $537 per ounce in December 2005. The increase from the former high of $455 per ounce in December of 2004 can be attributed to a decrease in the value of the US dollar during 2005 in comparison to other major foreign currencies, a continued increase in global demand for commodities, including gold, and a bullish sentiment in the precious metals market. The Company realized an average sales price in 2005 of $445 per ounce consistent with the average spot price for 2005, and an average realized gold price during 2004 of $398. The Company sells its gold production at the spot price and has no forward sales commitments.

Net loss variations recognized from quarter to quarter during 2005 can primarily be attributed to increased general and administrative costs, including approximately $1.0 million in restructuring charges during the first quarter, $0.5 million in increased consulting and advisory services related to the redevelopment plan, a $0.9 million non-cash write down in the value of outstanding gold puts, which were classified as non-derivative financial instruments, and other non-operating expense items.

The non-hedge derivative financial instruments, or gold put options, with a strike price of $330, which were purchased in 2003 as a condition of the term loan related to the Jerritt Canyon acquisition, expired at June 30, 2005. In 2005, the Company purchased 147,000 gold put options with strike prices ranging from $400 to $425 that expire monthly through the first quarter of 2007. Put options expire and related premiums are paid in accordance with the number of put options purchased and the assigned strike price for each respective month. During the fourth quarter of 2005, the Company wrote down $0.9 million in value of outstanding gold put options marked to the market price. The cost of gold put options totaled $2.6 million and $2.5 million during the years ended December 31, 2005 and December 31, 2004, respectively. The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and planning.

Development and Exploration

Mine development shortfalls in most of 2005 were the result of deferring development in the first quarter to conserve cash and the difficulty in accelerating development due to labor shortages, ground instability at the SSX mine and water problems at Smith mine during the second quarter. Jerritt Canyon has allocated more internal resources to mine development and engaged a mining contractor since mid-August 2005 to accelerate mine development in order to maintain production capacity in 2006. The addition of two new underground haul trucks and a rock bolting machine augmented mine development and has facilitated mine development. Capitalized mine development improved in the second half of 2005 and totaled 9,412 feet for the year, slightly exceeding the redevelopment plan target and compares with 14,302 feet completed in 2004. The Mahala deposit began commercial production as an extension of the Smith Mine in August 2005 and the connection of the Steer and SSX mines was completed in October 2005.

In 2005, exploration continued on near-mine and surface targets, with the objective of replacing and targeting near-term mineable reserves and advancing the Starvation Canyon project. Surface drilling programs completed 130 holes totaling 102,816 feet in 2005. Underground drilling was completed during 2005 at the SSX-Steer Mine Complex, the Mahala, West Dash, West Coulee and B-Pit deposits at the Smith Mine and at Murray Mine and comprised 2,797 holes totaling 348,148 feet of underground drilling. Positive exploration results defined the first gold reserves at Starvation Canyon and successfully replaced proven and probable reserves, net of depletion from production, at year-end 2005.

Reserves and Resources

Proven and probable reserves totaled 877,900 ounces of gold contained in 3.7 million tons at an average grade of 0.24 opt at December 31, 2005, based on a three-year average gold price of $410 per ounce. Measured and indicated resources, including reserves, were estimated at 2.1 million ounces of gold contained in 8.8 million tons at an average grade of 0.24 opt. The Company also estimated inferred resources of 2.7 million tons at 0.23 opt for 605,600 ounces. The Company's proven and probable reserves, and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.

At the Starvation Canyon project, the Company, defined 121,100 ounces contained in 400,500 tons at an average grade of 0.30 opt into probable reserves. In addition, measured and indicated resources at Starvation Canyon increased 22% from year-end 2004 to 190,700 ounces (contained in 676,400 tons), while the grade improved 4% to 0.28 opt . The improvement of continuity, grade and size of the resource in 2005 enhances the overall confidence in resources and mineralization is open in several directions.

The new reserves at Starvation Canyon and reserve additions at the Murray and Smith mines offset reserve depletion from production. Mineralization remains open at SSX and Steer mines with new targets in the greater SSX area to be drilled in 2006. The improvement in the Smith Mine reserves was attributable to the expansion of the high-grade Mahala and West Dash deposits. Mahala, which began commercial production in August 2005, had 223,600 tons at 0.33 opt for approximately 73,300 contained ounces in reserves. West Dash added 37,800 contained ounces to reserves and increased its measured and indicated resources, including reserves, to 70,300 ounces in 2005. A drift being developed from the main decline for the Smith Mine is anticipated to reach West Dash for initial production by mid 2006.

Measured and indicated resources at December 31, 2005 were lower than in 2004 largely due to a tightening of the geologic models used in the redevelopment initiative. The application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves. In fact, the proven reserve component of total proven and probable reserves improved from 24% to 36% in 2005. Expenditures for district exploration and surface drilling were $3.9 million in 2005, compared to $6.6 million in 2004. There was also $2.6 million of capitalized resource conversion drilling for near-mine exploration in 2005, which is reflected in the $13.5 million deferred expenditures for the Company.

Risks and Uncertainties

The Company is subject to various financial and operational risks due to various factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the US dollar relative to other currencies, interest rates, and geopolitical events. Should the price of gold drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, the Company's profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its gold reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and other various commodities used in mining activities. The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company's exploration work involves many risks and may be unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development. It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company's property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use of non-hedge derivative financial instruments, or gold put options, to provide a minimum price realizable for a substantial portion of its near-term gold production, through independent reviews of its gold reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company's revenues and most of its expenditures are incurred in U.S. dollars. However, equity financing completed by the Company is primarily in Canadian dollars. Consequently, the Company is at risk to foreign exchange movements between these two currencies.

Reconciliation of Non-GAAP Measures

Table 7 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to Costs of sales as reported in the Consolidated Statements of Loss.

Table 7 – Cash Operating Costs per Ounce

(In millions of U.S. Dollars)	**2005**	2004	2003
Cost of sales per Consolidated Statements of Loss	**$ 80.3**	$ 85.3	$ 40.7
Less: Royalty expense and production taxes included above	**(2.6)**	(2.6)	(0.8)
Effects of inventory and other adjustments	**0.8**	(0.1)	(0.1)
Cash operating costs associated with ounces sold	**$ 78.5**	$ 82.6	$ 39.8
Ounces produced	**204,091**	245,651	146,823
Cash operating costs per ounce	**$ 336**	$ 336	$ 270

Liquidity and Capital Resources

At December 31, 2005, the Company had positive working capital of $4.8 million compared to a working capital deficiency of $9.4 million at December 31, 2004. The Company's working capital at December 31, 2005, together with expected cash flow from operations, is expected to be sufficient to satisfy currently planned mining operations, capital expenditures, property obligations and general and administrative activities.

During the year ended December 31, 2005, the Company's current assets increased $5.4 million to $18.7 million from $13.3 million as at December 31, 2004. The cash component of the increase resulted primarily from completion of equity financings completed on March 23 and June 22, 2005 providing cash proceeds, net of financing costs, of $28.7 million, described in more detail below, and issuance of common shares through the exercise of share purchase warrants and stock options for proceeds of $1.7 million. The increases from equity issuances of $30.4 million have been offset by aggregate cash used in operations and for capital additions of $26.7 million and $2.5 million for the payments due on capital leases. Cash was used up to pay down current liabilities by $8.8 million

For the year ended December 31, 2005, net cash provided by operating activities, before changes in non-cash working capital, was $3.7 million, compared with net cash provided of $7.2 million in 2004. Less cash was provided from operations due to an 18% decrease in gold ounces sold, partially offset by higher average realized price per ounce during 2005. Also, while gold production decreased in 2005, average costs of mining and processing increased on a per ton basis in 2005 as compared to 2004 as described previously.

The Company invested $19.7 million in the Jerritt Canyon Mine during 2005, principally in underground mine development and in purchasing and refurbishing plant and equipment. The Company anticipates investing additional capital in mine development, new mining equipment and reserve expansion programs referred to under Development and exploration above. The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Net cash provided by financing activities during 2005 was $32.9 million compared to net cash used of $3.1 million during 2004. During 2004, the Company received cash from an equity private placement and the exercise of warrants described above, offset by the full repayment of the term loan and other obligations related to the acquisition of Jerritt Canyon.

On October 7, 2004, the Company issued 34,254,000 common shares and 17,127,000 common share purchase warrants in an equity offering for gross proceeds of approximately $13.0 million. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of Cdn $0.65 at any time until February 10, 2006. The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering and issued 1,712,700 Compensation Options to the underwriters. Each Compensation Option entitled the holder to purchase one unit of the Company at an exercise price of Cdn $0.50, at any time before October 8, 2005; each unit purchased consisted of one common share and one-half of one common share purchase warrant; one whole common share purchase warrant entitled the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006. The common share purchase warrant and the Compensation Options expired on February 10, 2005 and October 8, 2006, respectively.

On March 23, 2005 the Company issued 100,000,000 common shares pursuant to an equity financing for gross proceeds of $24.8 million. The equity financing consisted of 100,000,000 units, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit. Each whole common share purchase warrant (50,000,000 warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months. The common share purchase warrants are subject to mandatory exercise with thirty days notice by the Company, or they will expire and no longer be valid, should the weighted average trading price exceed a specified threshold. The Company paid the underwriters a cash commission of 5% of the gross proceeds.

The Company's material contractual obligations at December 31, 2005 are illustrated in Table 8.

Table 8 – Material Contractual Obligations

		Payments due by period			
(In millions of dollars)	**Total**	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Capital lease obligations	**$ 3.5**	$ 1.4	$ 2.1	$ -	$ -
Operating leases	**0.6**	0.2	0.4	-	-
Non-hedge derivative financial instruments	**1.1**	1.0	0.1	-	-
Total Material Contractual Obligations	**$ 5.2**	$ 2.6	$ 2.6	$ -	$ -

2005 Fourth Quarter Overview

Gold production for the three month period ended December 31, 2005 was 45,555 ounces, 25% lower than the 60,384 ounces produced in the fourth quarter 2004. The lower gold production, which was principally due to decrease in ore tons mined and processed, was in line with guidance in the redevelopment plan.

Cash operating costs per ounce during the fourth quarter of 2005 were 23% higher than the prior year period and 9% higher than expected under the redevelopment plan. The increased cash operating cost per ounce was the result of higher energy and commodity costs experienced during the fourth quarter 2005. Of the increase in the fourth quarter 2005, approximately $25 per ounce was due directly to increased prices in electricity, propane, diesel and cement.

The Company had a net loss of $2.6 million ($0.01 per share) for the three month period ended December 31, 2005. The principal components of the loss during the three month period ended December 31, 2005 are: loss from operations of $3.0 million, which was offset by other income, net of expense of $0.4 million.

During the three months ended December 31, 2005, revenues of $22.7 million were generated from the sale of 46,828 ounces at an average gold price realized of $485 per ounce. Revenues generated during the same three month period in 2004 were $27.9 million generated from the sale of 64,723 ounces at an average gold price of $432 per ounce.

Outlook

First Quarter of 2006

During the first quarter of 2006, the Jerritt Canyon mill had unexpectedly two failures of the pinion gear, requiring temporary shutdowns of the mill. In the first event, the pinion gear breakdown was due to a lubrication failure, requiring a shutdown for repair and replacement. Following the repair, the mill resumed normal processing. In the second event, the replacement pinion gear broke one tooth; this was caused by rapidly accelerated wear on a new pinion gear against the older worn bull gear. After evaluation by mill gear experts, a spare pinion was installed and the mill has resumed operations with close monitoring to avoid further issues. During the planned eight- to 10-day annual mill maintenance shutdown scheduled for April, the bull gear will be turned over to more closely match the new pinion gear to ensure continuous operation.

During the 2006 first quarter, the mines continued to produce ore in line with the redevelopment plan, with mined ore being accumulated in an ore stockpile adjacent to the mill. The overall impact of the temporary mill interruptions will be in rescheduling processing of stockpiled ore to later periods of the year. Jerritt Canyon estimates it will accumulate at least 16,000 ounces contained in the ore stockpile at the mill at the end of the 2006 first quarter. The second and third quarters of 2006 are expected to have progressively and significantly higher production than the first quarter as the mill processes through the ore stockpile.

Gold production for the first quarter of 2006 will be approximately one-third lower than the 2005 fourth quarter due to delays in processing. Costs of the gear replacements and accelerated annual mill maintenance will impact results for the 2006 first quarter with cash operating costs for the 2006 first quarter expected to be considerably higher than the 2005 fourth quarter.

Full Year 2006

For 2006, the Company expects to produce between 200,000 and 220,000 ounces of gold, unchanged from prior guidance. Cash operating costs per ounce for 2006 are estimated to be within five percent, above or below the 2005 fourth quarter cash operating costs of $413 per ounce. The operating costs per ounce estimate excludes the benefit estimated at an approximately $15-$20 reduction in cash operating costs per ounce by reducing fixed costs per ounce as a result of the contract to purchase ore and concentrates from Newmont's Nevada operations. This is expected to begin in the second quarter of 2006 subject to certain closing conditions. (See separate news release of March 30, 2006.)

Capital expenditures in 2006 are expected to be approximately $17 million, 14% lower than 2005. General and administrative costs are estimated at $3.5 million-$4 million in 2006. District exploration and surface drilling expenditures are estimated at a minimum of $6 million during 2006. Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $1 per ounce at a gold price assumption of $500 to $525 per ounce.

It is expected that total drifting footage will be 40,000-45,000 feet in 2006 to achieve the 2006 production estimates and to prepare for mining in 2007. Capitalized mine development is expected to be 7,000-7,500 feet in 2006.

Critical Accounting Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's critical accounting estimates relate to the estimate of gold reserves and asset retirement obligations. The Company introduced many of these critical estimates in its December 31, 2003 consolidated financial statements, in conjunction with the acquisition of the Jerritt Canyon gold mine.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value. The Company's policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves. These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated gold reserves. Under this method, depletion cost, and therefore net book values of mining property and capitalized development, is directly affected by the Company's estimate of proven and probable gold reserves at Jerritt Canyon. In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral reserves. The Company engaged SRK Consulting (U.S.), Inc., an independent consulting firm, to review the Company's reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which will be filed shortly on SEDAR. If this estimate proves inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of gold reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce the Company's earnings and net assets. The Company does not currently anticipate a material reduction in the Jerritt Canyon reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company's earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards. As at December 31, 2005, management has adjusted the estimated reclamation and mine closure liability to an estimated present fair value of $26.4 million, net of ongoing reclamation activities during the year of $0.6 million. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Reclamation and closure obligations are currently funded by the Company by means of the restricted cash account established with AIG.

The current asset retirement obligation estimate has been and will continue to be funded by the Company by means of the restricted cash account established with AIG. The cash plus interest earned in this Commutation Account will be used to fund Jerritt Canyon's reclamation and mine closure obligations.

Financial Instruments and Other Instruments

The fair value of the Company's current financial assets, excluding marketable securities, and current financial liabilities approximate their carrying values, due to their short-term maturities.

The profitability of the Company is directly related to the market price of gold. The Company purchases non-hedge derivative financial instruments, or gold put option contracts, to protect against the risk of falling gold prices. The put option premiums related to the put option contracts are recognized as a deferred charge and liability on acquisition and expensed to operations and paid, respectively. If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option. If the market gold price is higher that the strike price of the put option, the option expires without exercise. These derivative financial instruments are fair valued at each reporting date and changes in fair value are recorded in operating expenses. The Company does not use gold forward sales contracts to fix future gold prices realized.

Marketable securities, consisting of 25,000 shares of Nevada Pacific Gold, Ltd. a TSX Venture Exchange listed gold company, are carried at the lower of cost or market value.

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2005, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company, including its consolidated subsidiaries, required to be included in reports that the Company files.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value. Outstanding share data are illustrated in Table 9.

Table 9 – Outstanding Share Data

Units in thousands	Common shares issued and outstanding	Common shares purchase warrants	Common shares purchase options
Balance, December 31, 2005	550,021	67,227	13,170
Cancelled shares	(247)	–	–
Warrants expired	–	(17,127)	–
Options exercised	40	–	(40)
Balance, March 30, 2006	549,814	50,100	13,130

Additional Information

Additional information relating to the Company, including the Company's Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company's technical report on reserves and resources, Canadian National Instrument 43-101, will be filed on SEDAR in the second quarter.

Cautionary Statement:

This document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings or cost reductions, (iii) estimates related to financial performance, including cash flow and capital expenditures, (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment and scope of exploration programs and (vii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from Queenstake's expectations are disclosed in Queenstake documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company's 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 40-F on file with the SEC (www.sec.gov) as well as the Company's other regulatory filings.

Management's Report &
Report of Independent Registered Public Accounting Firm

QUEENSTAKE RESOURCES LTD.

Management's Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements necessarily include some amounts that are based on management's best estimates, which have been made using careful judgment.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of Queenstake Resources Ltd. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

Although no cost effective system of internal control will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting of non-executive directors. The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the consolidated financial statements and financial reporting matters.

The consolidated financial statements have been audited by Staley, Okada & Partners, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management. Their report follows.



Dorian (Dusty) Nicol
President and Chief Executive Officer



Eric H. Edwards
Vice President, Finance and Chief Financial Officer

To the Shareholders of Queenstake Resources Ltd.:

We have audited the accompanying consolidated balance sheets of Queenstake Resources Ltd. (the "Company") as at December 31, 2005 and 2004 and the related consolidated statements of loss, deficit, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Vancouver, British Columbia, Canada

March 13, 2006,
except as to Note 24, which is as of March 30, 2006

Consolidated Balance Sheets

QUEENSTAKE RESOURCES LTD.

(In Thousands of U.S. Dollars) For the Years Ended December 31	**2005**	2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 10,225**	$ 6,132
Trade and other receivables	**463**	117
Inventories – Note 3	**6,519**	5,084
Marketable securities – Note 4	**13**	500
Prepaid expenses – Note 5	**1,499**	1,450
Total current assets	**18,719**	13,283
Restricted cash – Note 6	**27,165**	26,379
Mineral property, plant and equipment, net – Note 7	**45,692**	42,514
Other assets – Note 8	**1,763**	5,755
Total assets	**$ 93,339**	$ 87,931
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 11,063**	$ 20,580
Other current liabilities – Note 9	**2,846**	2,126
Total current liabilities	**13,909**	22,706
Other long-term obligations – Note 10	**2,117**	1,093
Reclamation and mine closure – Note 11	**26,382**	25,766
Total liabilities	**42,408**	49,565
Shareholders' equity		
Common shares, no par value, unlimited number authorized		
Issued and outstanding 550,021,360 (2004 - 410,404,627) – Note 12	**131,804**	100,139
Contributed surplus – Note 13	**1,973**	1,053
Convertible securities – Note 15	**14**	363
Deficit	**(82,860)**	(63,189)
Total shareholders' equity	**50,931**	38,366
Total liabilities and shareholders' equity	**$ 93,339**	$ 87,931

Commitments and Contingencies – Note 20

Approved on behalf of the Board:



Michael Smith
Audit Committee Chairman and Director



Dorian Nicol
Director

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Loss

QUEENSTAKE RESOURCES LTD.

(In Thousands of U.S. Dollars, except per share amounts)

For the Years Ended December 31	**2005**	2004	2003
Gold sales	**$ 90,174**	$ 100,394	$ 55,576
Costs and expenses			
Cost of sales	**80,268**	85,346	40,667
Depreciation, depletion and amortization	**17,194**	19,568	9,240
Non-hedge derivatives – Note 8	**2,647**	2,530	664
Exploration	**3,880**	6,629	–
General and administrative	**4,915**	3,381	1,936
Accretion of reclamation and mine closure liability	**1,174**	421	131
Stock-based compensation – Note 14	**579**	537	350
	110,657	118,412	52,988
Loss from operations	**(20,483)**	(18,018)	2,588
Interest expense – Note 16	**413**	4,917	4,936
Other income, net	**(1,012)**	(892)	(282)
Foreign exchange (gain) loss	**(213)**	83	(172)
Provision for impairment of Magistral Joint Venture	**-**	–	6,248
	(813)	4,108	10,730
Net loss	**$ (19,671)**	$ (22,126)	$ (8,142)
Net loss per share – basic and diluted	**$ (0.04)**	$ (0.06)	$ (0.04)
Weighted average number of shares outstanding (000's) – basic	**509,274**	377,609	185,866

Consolidated Statements of Deficit

(In Thousands of U.S. Dollars)

For the Years Ended December 31	**2005**	2004	2003
			Restated – Note 2k
Deficit, beginning of period – as previously reported	**$ (63,189)**	$ (41,063)	$ (32,828)
Cumulative restatement for stock-based compensation – Note 2k	**-**	–	(93)
Deficit, beginning of period – as restated	**(63,189)**	(41,063)	(32,921)
Net loss	**(19,671)**	(22,126)	(8,142)
Deficit, end of period	**$ (82,860)**	$ (63,189)	$ (41,063)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

QUEENSTAKE RESOURCES LTD.

(In Thousands of U.S. Dollars)

For the Years Ended December 31	**2005**	2004	2003
OPERATING ACTIVITIES			
Net loss	**$ (19,671)**	$ (22,126)	$ (8,142)
Non-cash items:			
Depreciation, depletion and amortization	**17,194**	19,568	9,240
Interest accretion and deferred financing costs	**-**	4,484	3,738
Gain on disposal of assets to be disposed of by sale	**-**	(661)	(504)
Inventory obsolescence	**-**	575	-
Amortization of deferred charges	**1,903**	1,590	-
Accretion of reclamation and mine closure liability	**1,174**	421	131
Amortization of non-hedge derivatives	**1,792**	2,530	664
Write down of non-hedge derivatives	**855**	-	-
Stock-based compensation	**579**	537	350
Foreign exchange loss	**(213)**	83	(172)
Loss on sale of marketable securities	**45**	23	-
Provision for doubtful accounts	**-**	-	768
Provision for impairment of Magistral Joint Venture	**-**	-	6,248
Warrants issued for services	**14**	137	-
	3,672	7,161	12,321
Changes in non-cash working capital:			
Inventories	**(1,435)**	(801)	(378)
Accounts receivable and prepaid accounts	**(1,178)**	3	(2,261)
Accounts payable and accruals	**(8,098)**	10,354	4,017
Cash provided by (used in) operating activities	**(7,039)**	16,716	13,699
INVESTING ACTIVITIES			
Property, plant and equipment expenditures	**(19,644)**	(21,547)	(8,960)
Purchase of non-hedge derivatives	**(1,242)**	(717)	(4,088)
Environmental risk transfer program	**-**	1,031	(6,892)
Proceeds from sale of assets to be disposed of by sale	**-**	4,252	-
Notes receivable	**-**	2,500	-
Sale of marketable securities – Note 4	**442**	1,460	-
Reclamation costs incurred	**(558)**	(426)	(127)
Restricted cash	**(786)**	(41)	(26,342)
Other, net	**-**	(3,493)	1,192
Cash (used in) investing activities	**(21,788)**	(16,981)	(45,217)
FINANCING ACTIVITIES			
Common shares issued, net of costs – Note 12	**30,393**	15,030	32,346
Term loan	**-**	(9,952)	9,952
Notes payable and leases	**2,527**	(8,218)	-
Other	**-**	-	(1,356)
Cash provided by (used in) financing activities	**32,920**	(3,140)	40,942
Net increase (decrease) in cash and cash equivalents	**4,093**	(3,404)	9,424
Cash and cash equivalents, beginning of period	**6,132**	9,536	112
Cash and cash equivalents, end of period	**$ 10,225**	$ 6,132	$ 9,536

Supplemental cash flow information – Note 18

The accompanying notes form an integral part of these consolidated financial statements.

1

Nature of Operations

Queenstake Resources Ltd. ("Queenstake") engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration. The Company's principal asset and only current source of revenue is its 100% owned Jerritt Canyon Mine, located 50 miles north of Elko, Nevada, acquired on June 30, 2003.

2

Summary of Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of Queenstake and its subsidiaries (collectively, unless the context requires otherwise, referred to as the "Company") and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For the purposes of these financial statements these principles conform, in all material respects, with generally accepted accounting principles in the United States, except as described in Note 23.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Queenstake and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and percentage of ownership at December 31, 2005, are as follows:

- Queenstake Resources U.S.A. Inc. (Delaware) - 100%
- Castle Exploration Inc. (Colorado) - 100%

(c) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the amounts of assets, liabilities, shareholders' equity, revenue and expenses reported in these consolidated financial statements. The most significant of these estimates and assumptions are those that use estimates of gold reserves and resources. Such estimates and assumptions affect the carrying value of assets, decisions as to when exploration and development costs should be capitalized or expensed, at the rate at which amortization of long-term assets is charged to earnings, and the estimation of the asset retirement obligation. The Company regularly reviews its estimates and assumptions; however, actual results could differ from these estimates.

(d) Foreign currencies and foreign currency translation

The activities of Queenstake, the Canadian parent company, are conducted and accounted for in Canadian dollars. Accordingly, the temporal rate method is used for the conversion of related Canadian dollar denominated accounts. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary assets (including depreciation) and liabilities at the exchange rates in effect at the time of acquisition or issue, and revenues and other expenses at average rates approximating exchange rates in effect during the prescribed time of the transactions. Exchange gains or losses are included in the statement of loss.

(e) Cash and cash equivalents

Cash and cash equivalents is considered to include cash on hand, demand balances held with banks, money market funds, certificates of deposit and highly liquid deposits with maturities of three months or less from the date of inception.

(f) Inventories

Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing and sales costs.

Finished goods inventories are valued at the lower of cost and net realizable value. Cost valuations are based on the related three-month period's average costs. Net realizable value is after a reasonable allowance for sales costs.

Materials and supplies inventories are valued at the lower of average cost and replacement cost, net of a provision for obsolescence with respect to identified inventory items.

(g) Marketable securities

Short-term investments in publicly traded marketable securities are valued at the lower of cost and quoted market value.

(h) Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost less accumulated depreciation and depletion. Cost includes acquisition and related costs, capitalized asset retirement costs, long-term development costs incurred on existing ore bodies, and development costs incurred to further define reserves deemed capable of subsequent commercial production. Depletion of mineral properties including deferred development costs is charged on a units-of-production basis over proven and probable reserves. Depreciation for plant and equipment commences when they are placed in service. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives ranging from three to six years. Projects and assets considered to be Construction in Progress are not depreciated until the projects are complete and placed in service.

Long-lived assets are evaluated for impairment at the end of each reporting period or more frequently when changes in circumstances indicate that those carrying values may not be recoverable. Estimated undiscounted future net cash flows for the Jerritt Canyon mine are subject to risks and uncertainties and are calculated using estimated production, expected gold sales prices (considering current and historical prices, price trends and related factors), operating costs, capital costs, and reclamation and closure costs and estimates of asset recovery values. It is reasonable that changes in estimates could occur, which may affect the expected recoverability of these assets. If it is determined that the carrying value exceeds estimated undiscounted future net cash flows, then a write-down to fair value would be recorded, with a charge to operations.

(i) Asset retirement obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations, became effective on January 1, 2004. This section requires the recognition of a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

(j) Obligations under capital leases

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded along with its related long-term financing obligation, net of interest. Interest on capital lease financing is expensed as financing payments are made. Payments made under operating leases are expensed as incurred.

(k) Stock-based compensation

On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record the fair value of stock-based compensation for the years 2002 and 2003. The effect of the change in accounting policy was a $93 thousand increase in the opening deficit as at January 1, 2003.

Compensation expense for stock options granted is determined based on the estimated fair values of the stock options at the time of the grant, the cost of which is recognized over the vesting periods of the respective options. The estimated fair values of stock options granted is determined by using the Black-Sholes option pricing model. The estimated fair value of stock options is credited to contributed surplus as the options vest and is subsequently transferred to share capital upon exercise of the related option.

Consideration paid by directors, officers, employees and non-employees on exercise of stock options is credited to common shares.

(l) Convertible securities

Warrants issued as consideration for goods and services are recorded at fair value and classified as Convertible Securities. Fair value is transferred to common shares upon exercise of the related warrants; proceeds from the exercise of these warrants are accounted for as an increase to common shares. The value of equity units, consisting of common shares and warrants, issued in cash financings is assumed to be substantially attributable to the value of the common shares; accordingly no portion of the cash received for the units is assigned to the warrants.

(m) Revenue recognition

Revenue from the sale of gold is recognized when there is pervasive evidence that an arrangement exists, the selling price is fixed and determinable, collectibility is reasonably assured, and when title and the risks and rewards of ownership pass to the buyer.

(n) Commodity contracts

The Company may purchase gold put option contracts to protect against the risk of falling gold prices. Purchased gold put options allow the Company to exercise on a designated forward date, the option to sell a specified quantity of gold at the contract price ("strike price") to the counterparty. If the gold price is lower than the strike price of the respective purchased put option contract on the expiry date, gold is sold at the strike price of the put option. If the market gold price is higher that the strike price of the put option, the option expires without exercise. The put option premium payments related to the contracts are recognized as a deferred charge and liability on acquisition and expensed and paid, respectively, in the period in which the contracts expire. Put options are considered non-hedge derivative financial instruments and thus, are marked to fair market value. Changes in the fair market value of the put options are recorded in current earnings or losses.

The Company does not use gold forward sales contracts to fix future gold prices to be realized.

(o) Future income taxes

The future income tax asset and liability method of accounting for income taxes is used, whereby future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. Future income tax assets also arise from unused tax losses, subject to a valuation allowance, to the extent that it is more likely than not such losses ultimately will be utilized. This method also requires that the future income tax assets and liabilities be measured using the enacted rates and laws that are expected to apply when these assets and liabilities are either to be realized or settled.

(p) Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

(q) Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

3

Inventories

	December 31, 2005	December 31, 2004
Finished goods	$ 1,083	$ 59
Stockpiled ore	1,768	1,889
Work-in-process	352	286
Materials and supplies	3,316	2,850
	$ 6,519	$ 5,084

All inventories are associated with the Jerritt Canyon mine.

4

Marketable Securities

	Shares	000s
Balance – December 31, 2003	–	$ –
Marketable securities received on sale of assets	2,000,000	1,483
Marketable securities received in lieu of note payment	669,485	500
Proceed from sale of marketable securities	(2,000,000)	(1,460)
Loss on sale of marketable securities	–	(23)
Balance – December 31, 2004	669,485	500
Proceeds from sale of marketable securities	(644,485)	(442)
Loss on sale of marketable securities	–	(45)
Balance – December 31, 2005	**25,000**	**$ 13**

5

Prepaid Expenses

	December 31, 2005 Total	December 31, 2004 Total
Prepaid insurance	$ 783	$ 794
Prepaid federal land rights	540	502
Other	176	154
	$ 1,499	$ 1,450

6

Restricted Cash

	December 31, 2005	December 31, 2004
Commutation Account	$ 25,766	$ 25,771
Interest earned	706	421
Reclamation costs incurred by Company	(558)	(426)
	25,915	25,766
Workman's compensation self-insurance	522	510
Other restricted cash	729	103
	$ 27,165	$ 26,379

On June 30, 2003, the Company purchased from American Insurance Group ("AIG") an environmental risk transfer program (the "ERTP") (See Note 8). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine's ongoing reclamation and mine closure obligations identified as at June 30, 2003.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State's Workers Compensation program. Interest is earned on the deposit.

The Company has assigned two letters of credit totaling $0.7 million secured by a cash deposit of $0.7 million in connection with the purchase of mining equipment. Interest is earned on this deposit.

7

Mineral Property, Plant and Equipment

	December 31, 2005			December 31, 2004		
	Cost	**Accumulated depletion & depreciation**	**Net**	Cost	Accumulated depletion & depreciation	Net
Mineral properties and deferred costs Jerritt Canyon	**$ 59,047**	**$ (29,398)**	**$ 29,649**	$ 45,538	$ (19,044)	$ 26,494
Plant and equipment Jerritt Canyon	**28,276**	**(12,274)**	**16,002**	22,117	(6,128)	15,989
Subtotal Jerritt Canyon [1]	**87,323**	**(41,672)**	**45,651**	67,655	(25,172)	42,483
Office equipment	**74**	**(33)**	**41**	54	(23)	31
	$ 87,397	**$ (41,705)**	**$ 45,692**	$ 67,709	$ (25,195)	$ 42,514

[1] **Jerritt Canyon cost basis**	Original cost	2003 additions	2004 additions	2005 additions	Cost basis
Mineral properties and deferred costs [2]	$ 22,888	$ 5,088	$ 17,562	$ 13,509	$ 59,047
Plant and equipment	14,100	785	7,232	6,159	28,276
	$ 36,988	$ 5,873	$ 24,794	$ 19,668	$ 87,323

[2] The original cost of the mineral properties and deferred costs includes $25,767 of capitalized asset retirement cost (*Note 11*) less negative goodwill on the acquisition of Jerritt Canyon.

8

Other Assets

	December 31, 2005				
	Beginning Balance	**Additions**	**Amortization**	**Write-down**	**Ending Balance**
Non-hedge derivatives	**$ 1,612**	**$ 1,242**	**$ (1,792)**	**$ (855)**	**$ 207**
Deferred royalty charges	**1,903**	**-**	**(1,903)**	**-**	**-**
Environmental risk transfer program	**2,240**	**-**	**(684)**	**-**	**1,556**
	$ 5,755	**$ 1,242**	**$ (4,379)**	**$ (855)**	**$ 1,763**

	December 31, 2004				
	Beginning Balance	Additions	Amortization	Recovery	Ending Balance
Non-hedge derivatives	$ 3,425	$ 717	$ (2,530)	$ -	$ 1,612
Deferred royalty charges	-	3,493	(1,590)	-	1,903
Deferred financing cost	3,345	-	(3,345)	-	-
Environmental risk transfer program	5,275	-	(2,004)	(1,031)	2,240
	$ 12,045	$ 4,210	$ (9,469)	$ (1,031)	$ 5,755

As a condition of the Jerritt Canyon term loan, the lender required the Company to purchase a total of 394,591 gold put options, with a carrying value of approximately $4.1 million, with a series of monthly expiries from July 2003 through June 2005, inclusive. On June 30, 2005 the remaining balance of the prepaid put options required by the conditions of the term loan expired in full.

The Company purchased gold put options in the fourth quarter of 2004 at a cost of $0.7 million with expiry dates through 2005. These gold put options have expired in full as of December 31, 2005.

During 2005, the Company purchased 147,000 gold put options as *non-hedge derivatives* at a cost of $1.2 million with a series of monthly expiries from January 2006 through March 2007, inclusive. The carrying value of $0.2 million is net of realized and unrealized losses of $0.9 million resulting from decreases in the fair value of the gold put option contracts. The put options each have a strike price ranging from $400 to $425 per ounce. Payments of the premiums for these put options are being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month. See Note 19 - Commodity Risk Management for further discussion regarding put option contract valuation and a summary of outstanding put options at December 31, 2005.

Reclamation cost cap insurance

The ERTP that the Company purchased from AIG (See Note 11) also includes a reclamation and mine closure cost cap insurance policy. The insurance provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (Note 6). If these ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that these ultimate reclamation costs are more than the Commutation Account balance, the cost cap insurance, will pay the excess costs up to a defined maximum.

The insurance premium paid for the ERTP in June 2003 is being depleted over the estimated proven and probable reserve estimated at the inception of the policy. Depletion of the insurance premium is calculated based on each respective periods ounce production with respect to the estimated proven and probable reserves.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing June 30, 2003.

9

Other Current Liabilities

	December 31, 2005	December 31, 2004
Insurance policy premium payable	**$ 423**	$ 425
Current portion of non-hedge derivative premiums payable (Note 10)	**994**	732
Current portion of capital leases (Note 10)	**1,429**	969
	$ 2,846	$ 2,126

10

Other Long-Term Liabilities

	December 31, 2005	December 31, 2004
Non-hedge derivative premiums payable	**$ 1,062**	$ 732
Capital leases	**3,478**	2,062
	$ 4,540	$ 2,794
Less current portion:		
Non-hedge derivative premiums payable	**(994)**	(732)
Capital leases	**(1,429)**	(969)
	$ 2,117	$ 1,093

During 2005, the Company has entered into a five year capital lease with a mining equipment company with a total payment price of $1.4 million. The delivered sales price for the equipment is $1.1 million with a deferred finance charge of $0.3 million calculated at 8.35%.

During 2005, the Company has entered into a five year capital lease with a mining equipment company with a total payment of $2.0 million. The delivered sales price for the equipment is $1.6 million with a deferred finance charge of $0.4 million calculated at 7.25%.

During 2005, the Company has entered into a two year capital lease with a software company with a total payment of $44 thousand. The delivered sales price for the equipment is $41 thousand with a deferred finance charge of $3 thousand calculated at 7.00%.

During 2005, the Company has entered into a 28 month capital lease with a mining equipment company with a total payment of $539 thousand. The delivered sales price for the equipment is $476 thousand with a deferred finance charge of $63 thousand calculated at 7.95%.

Capital lease obligations through the completion of current lease terms are as follows:

(In thousands of dollars)	2006	2007	2008	2009	2010	Total
Mining equipment	$ 287	$ 281	$ 281	$ 281	$ 258	$ 1,388
Mining equipment	194	194	194	194	354	1,130
Mining software	20	12	–	–	–	32
Mining equipment	255	–	–	–	–	255
Mining equipment	673	–	–	–	–	673
	$ 1,429	**$ 487**	**$ 475**	**$ 475**	**$ 612**	**$ 3,478**

11

Reclamation and Mine Closure

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company's estimate of the present value of the obligation to reclaim the Jerritt Canyon property is based upon existing reclamation standards at December 31, 2005 and Canadian GAAP.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine. On June 30, 2003, the Company purchased from American Insurance Group ("AIG") an environmental risk transfer program (the "ERTP") (Note 8). The ERTP includes several components: a Commutation Account (Note 6), reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company's reclamation and mine closure liabilities for the years ending December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
Opening balance	**$ 25,766**	$ 25,771
Accretion	**1,174**	421
Reclamation activities paid by Company	**(558)**	(426)
Ending balance	**$ 26,382**	$ 25,766

Surety bonds

AIG has posted a total of $35.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection, to provide these agencies assurance that the Company will meet its reclamation obligations.

12

Common Shares

	Shares (000's)		$000's
Balance, December 31, 2003	360,313	$	84,817
Issued for cash	34,254		12,997
Issued for cash on exercise of warrants	15,313		2,905
Issued for cash on exercise of incentive stock options	525		110
Fair value of broker's warrants exercised	–		257
Fair value of stock options exercised - Note 13	–		35
Equity issuance costs	–		(982)
Activity for the year	50,092		15,322
Balance, December 31, 2004	410,405	$	100,139
Issued for cash	125,978		30,716
Issued for cash on exercise of warrants	7,843		1,591
Issued for cash on exercise of incentive stock options	360		60
Common shares issued in payment of liabilities	5,435		1,250
Fair value of stock options exercised - Note 13	–		22
Equity issuance costs	–		(1,974)
Activity for the year	139,616		31,665
Balance, December 31, 2005	**550,021**	**$**	**131,804**

On October 7, 2004, the Company issued 34,254,000 common shares and 17,127,000 common share purchase warrants in an equity offering for gross proceeds of approximately $13.0 million. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of Cdn $0.65 at any time until February 10, 2006. The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, and issued 1,712,700 Compensation Options to the underwriters. Each Compensation Option entitled the holder to purchase one unit of the Company at an exercise price of Cdn $0.50, at any time before October 8, 2005; each unit purchased consisted of one common share and one-half of one common share purchase warrant; one whole common share purchase warrant entitled the holder to purchase one additional common share at a price of Cdn $0.65 until February 10, 2006. The common share purchase warrant and the Compensation Options expired unexercised on February 10, 2006 and October 8, 2005, respectively.

On March 23, 2005 the Company issued 100,000,000 common shares pursuant to an equity financing for gross proceeds of $24.8 million. The equity financing consisted of 100,000,000 units, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit. Each whole common share purchase warrant (50,000,000 warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 for a period of 24 months. The common share purchase warrants are subject to mandatory exercise with thirty days notice by the Company, or they will expire and no longer be valid, should the weighted average trading price exceed a specified threshold. The Company paid the underwriters a cash commission of 5% of the gross proceeds.

On May 16, 2005, the Company issued 5,434,783 common shares to settle outstanding liabilities and accrued interest of $1.3 million.

On June 22, 2005 the Company issued 25,987,200 common shares pursuant to an equity financing for $5.9 million through a syndicate of underwriters ("Underwriters").

The offering was priced at Cdn $0.28 per share. The Underwriters received a 4% commission on the gross proceeds of the offering.

13

Contributed Surplus

	December 31, 2005	December 31, 2004
Balance, beginning of year	**$ 1,053**	$ 551
Fair value of stock-based compensation	**579**	537
Fair value of expired warrants – Note 15	**363**	–
Fair value of stock options exercised – transferred to share capital - Note 12	**(22)**	(35)
Balance, end of year	**$ 1,973**	$ 1,053

14

Stock Options

The following table sets out the activity in Company's incentive stock option plans for the years ending December 31, 2005, 2004 and 2003:

	Number	Weighted average price per option
	(000's)	Cdn $
Outstanding, December 31, 2002	5,120	$ 0.41
Granted	3,900	0.39
Exercised	(1,752)	0.22
Cancelled or expired	(493)	0.25
Outstanding, December 31, 2003	6,775	0.43
Granted	5,050	0.57
Exercised	(525)	0.26
Cancelled or expired	(155)	2.65
Outstanding, December 31, 2004	11,145	0.47
Granted	7,050	0.22
Exercised	(360)	0.20
Cancelled or expired	(4,665)	0.50
Outstanding, December 31, 2005	**13,170**	**$ 0.33**

Options outstanding at December 31, 2005 are exercisable in the following amounts and exercise prices:

	Options outstanding			Options exercisable	
Exercise price per option	Number of options	Weighted average price per option	Weighted average remaining life	Number of options	Weighted average price per option
Cdn $	(000's)	Cdn $	(years)	(000's)	Cdn $
$ 0.09	150	$ 0.09	1.0	150	$ 0.09
0.32	1,600	0.32	1.4	1,600	0.32
0.22	50	0.22	1.8	50	0.22
0.39	1,850	0.39	2.6	1,850	0.39
0.57	1,385	0.57	3.5	1,385	0.57
0.57	1,505	0.57	3.8	1,505	0.57
0.23	550	0.23	4.3	275	0.23
0.22	5,065	0.22	4.4	2,533	0.22
0.22	500	0.22	4.4	250	0.22
0.22	300	0.22	4.6	150	0.22
0.22	200	0.22	4.6	100	0.22
$ 0.22	15	0.22	4.9	8	0.22
	13,170	$ 0.33		9,855	$ 0.36

At December 31, 2005 the Company had only one stock option plan, the 1995 Plan. The 1995 Plan was established on May 17, 1995, amended most recently on May 12, 2004 and is the Company's only active incentive stock option plan. A maximum of 30,000,000 five-year options may be granted under the 1995 Plan at an exercise price based on market value on the day before granting. Shareholder approval is required to increase the number of options available for grant under the 1995 Plan. Full vesting of stock options granted under the 1995 plan is completed after one year where 50% of the granted options vest immediately upon the date of grant and the remaining 50% vest one year from the date of grant.

On May 2, 2005, the Company granted 575,000 stock options to a non-director officer and certain employees of the Company with a strike price of Cdn $0.23 expiring on May 2, 2010.

On May 11, 2005, the Company granted 5,460,000 stock options to directors, a non-director officer and certain employees of the Company with a strike price of Cdn $0.22 expiring on May 11, 2010.

On May 31, 2005, the Company granted 500,000 stock options to newly appointed directors of the Company with a strike price of Cdn $0.22 expiring on May 31, 2010.

On August 15, 2005, the Company granted 300,000 stock options to a non-director officer and certain employees of the Company with a strike price of Cdn $0.22 expiring on August 15, 2010.

On August 23, 2005, the Company granted 200,000 stock options to certain employees of the Company with a strike price of Cdn $0.22 expiring on August 23, 2010.

On November 22, 2005, the Company granted 15,000 stock options to certain employees of the Company with a stike price of Cdn $0.22 expiring on November 22, 2010.

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	Weighted Average Assumptions		
	2005	2004	2003
Expected volatility	**74.7%**	50.0%	29.7%
Risk-free interest rate	**3.79%**	3.47%	4.33%
Expected lives	**3 years**	2 years	2 years
Dividend yield	**0%**	0%	0%
Weighted average fair value per stock options granted	**$ 0.09**	$ 0.14	$ 0.07

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The Company recognized $579,000, $537,000 and $350,000 in stock-based compensation expense for the years ended 2005, 2004 and 2003, respectively.

15

Convertible Securities

Outstanding at December 31, 2004	Issued in 2005	Exercised in 2005	Expired in 2005	Outstanding at December 31, 2005	Exercise price	Expiry
(000's)	(000's)	(000's)	(000's)	(000's)	Cdn $	
10,534	–	(7,843)	(2,691)	–	0.25	06/25/05
2,000	–	–	(2,000)	–	1.00	12/15/05
17,127	–	–	–	17,127	0.65	02/10/06
1,713	–	–	(1,713)	–	0.50	08/10/05
–	50,000	–	–	50,000	0.40	03/23/07
–	100	–	–	100	0.40	03/23/07
31,374	**50,100**	**(7,843)**	**(6,404)**	**67,227**		

	Warrants issued	Warrants exercised	Warrants expired	Warrants outstanding	Fair value of warrants issued	Fair value of warrants exercised	Fair value of warrants expired	Fair value of warrants outstanding
	(000's)	(000's)	(000's)	(000's)	(U.S. 000's)	(U.S. 000's)	(U.S. 000's)	(U.S. 000's)
Balance, December 31, 2004	148,779	(117,405)	-	31,174	$ 5,420	$ (5,057)	$ -	$ 363
Warrants issued in financings Note 13	50,000	(7,843)	(2,691)	39,716	-	-	-	-
Warrants issued for services	100	-	-	100	14	-	-	14
Warrants expired	-	-	(3,713)	(3,713)	-	-	(363)	(363)
Balance, December 31, 2005	**198,879**	**(125,248)**	**(6,404)**	**67,227**	**$ 5,434**	**$ (5,057)**	**$ (363)**	**$ 14**

On April 29, 2005, 100,000 warrants were issued under an agreement for financial advisory and investment banking services. The warrants issued have the same stipulations as warrants issued in the March 23, 2005 equity financing (Note 12). The warrants were issued at a strike price of Cdn $0.40 and the estimated fair value of the warrants was calculated using the Black-Scholes option pricing model. The estimate of the fair value of the warrants of $14 thousand was based upon a volatility of 75.0%, a risk free interest rate of 3.9% and an expected life of two years.

On February 16, 2006, 17.1 million warrants with an exercise price of Cdn $0.65 expired.

16

Interest Expense

	December 31, 2005	December 31, 2004	December 31, 2003
Amortization of deferred financing costs, related to term loan	**$ -**	$ 3,345	$ 3,344
Amortization of deferred financing costs, related to put options financed	**-**	257	50
Accretion of production payment owing to Jerritt Canyon sellers	**-**	788	256
Oxygen plant note	**-**	94	88
Non-cash interest expense	**-**	4,484	3,738
Term loan	**-**	322	978
Capital leases	**413**	80	83
Other	**-**	31	137
	$ 413	$ 4,917	$ 4,936

17

Income Taxes

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2005	2004	2003
Provision for recovery of taxes at statutory rates	**$ (6,885)**	$ (7,877)	$ (2,932)
Tax benefit not recognized on current year losses	**3,624**	1,491	1,222
Differences in foreign tax rates	**154**	(57)	85
Non-deductible items and other	**3,107**	6,443	1,625
	$ -	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at December 31, 2005 are as follows:

	2005	2004	2003
Non-capital loss carry forwards	$ 10,552	$ 7,322	$ 7,776
Net capital loss carry forwards	7,851	6,088	-
Unutilized exploration expenditures	7,620	5,990	2,619
Capital assets	1,044	(330)	(204)
Total gross future income tax assets	27,067	19,070	10,191
Less valuation allowance	(27,067)	(19,090)	(10,191)
Net future income tax allowance	$ -	$ -	$ -

The Company has income tax loss carry forwards of approximately $6.6 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2006 to 2009.

The Company has income tax loss carry forwards of approximately $20.5 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2006 to 2025.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

18

Supplemental Cash Flow Disclosure

	For the years ended December 31		
	2005	2004	2003
Non-cash financing and investing activities			
Property, plant and equipment expenditures accrued	$ 3,309	$ 3,265	$ -
Common shares issued in payment of liabilities	1,250	-	6,353
Finance of prepaid insurance	783	-	-
Contributed surplus arising on fair value of convertible securities expired	363	-	-
Fair value of stock options exercised and from contributed surplus transferred of share capital	22	35	43
Marketable securities received in sale of assets disposed of by sale	-	4,483	-
Marketable securities received in lieu of note payment	-	500	-
Fair value of broker's warrants issued for services	-	-	5,283
Fair value of lender's and broker's warrants exercised and transferred to share capital	-	257	4,802
Issued shares to satisfy the loan payable by the Magistral Joint Venture	-	-	562
Acquisition of the Jerritt Canyon mine:			
Shares issued to sellers	-	-	4,089
Deferred production payment owing to sellers	-	-	4,506
Reclamation liability assumed	-	-	25,767
Other liabilities assumed	-	-	4,159
Warrants issued to lenders	-	-	4,565
Operating activities including interest paid in cash	413	433	1,286

19

Financial Instruments

Fair value

The fair value of the Company's current financial assets and liabilities approximates their carrying values, due to their short-term maturities.

Foreign currency risk management

All revenues and substantially all of the Company's expenses are incurred in U.S. dollars. The Company's equity capital is raised in Canadian dollars. Potential currency fluctuations could affect the amount of U.S. dollars that can be purchased with Canadian dollars. The Company believes that the risk of material loss as a result of an adverse prolonged change in Canadian / U.S. dollar exchange rates is managed by its policy for the conversion of Canadian funds into U.S. funds as necessary with consultation from foreign currency exchange specialists, and currently does not use foreign currency exchange contracts to fix exchange rates.

Commodity risk management

The profitability of the Company is directly related to the market price of gold. Accordingly, the Company may purchase non-hedge derivative financial instruments, such as gold put option contracts, to protect against the risk of falling gold prices. The Company pays a premium to acquire the contracts which is settled in the period the option is exercised or allowed to expire. If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option. If the market gold price is higher that the strike price of the put option, the option expires without exercise.

The Company does not use gold forward sales contracts to fix future gold prices realized.

The Company has purchased gold put option contracts starting in late 2004 and 2005 with expiry dates extending into 2007. These put option contracts are considered non-hedge financial instruments and thus, are marked to fair market value each reporting period and changes in the fair market value are recorded in current earnings or losses.

In 2005, the Company purchased 147,000 gold put options as non-hedge derivatives with a series of monthly expiries from January 2006 through March 2007, inclusive. The put options each have a strike price ranging from $400 to $425 per ounce.

Put options remaining for 2006 and 2007 are as follows:

	2006				2007
	Q1	Q2	Q3	Q4	Q1
Ounces	15,000	–	37,500	30,000	–
Strike price/ounces	$ 400	$ –	$ 400	$ 400	$ –
Ounces	15,000	37,500	–	–	12,000
Strike price/ounces	$ 425	$ 425	$ –	$ –	$ 425

20

Commitments and Contingencies

(a) Commitments

The Company has certain contracted commitments and obligations under capital leases, operating leases and non-hedge derivative financial instrument contracts. Future payments for these contracted commitments and obligations with initial or remaining terms in excess of one year at December 31, 2005 are as follows:

	Payments due by period				
(In millions of dollars)	**Total**	Less than 1 year	1-3 years	4-5 years	More than 5 years
Capital lease obligations	**$ 3.5**	$ 1.4	$ 2.1	$ –	$ –
Operating leases	**0.6**	0.2	0.4	–	–
Non-hedge derivative financial instruments	**1.1**	1.0	0.1	–	–
Total material contractual obligations	**$ 5.2**	$ 2.6	$ 2.6	$ –	$ –

(b) Legal

The Company may be involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which the Company may be required to pay by reason thereof, will have a material effect on the future conditions or future results of operations for the Company.

(c) Environmental

The Company engages in mining, development and exploration activities, which are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and may become more restrictive. The Company conducts its operations in a manner to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.

21

Retirement Plans

Upon completion of the Jerritt Canyon acquisition, the Company assumed sponsorship, from the prior owners of the Jerritt Canyon mine, of a qualified tax-deferred savings plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code, which is available to permanent U.S. employees. The Company makes defined contributions of up to 7.5% of eligible employees' salaries and is not responsible for the performance of investment vehicles selected by employees. The Company contributed $1,347,879 for the twelve-month period ended December 31, 2005 and contributed $1,372,206 during the twelve-month period ended December 31, 2004.

22

Segment Information

The Company operates only in the gold sector within the United States. Currently, revenues are earned exclusively at the Company's Jerritt Canyon mine in Nevada.

23

Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. For the purposes of these financial statements these principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The adjustments to comply with U.S. GAAP, with respect to the consolidated balance sheets for the years ended December 31, 2005 and 2004 would be as follows:

	December 31, 2005			December 31, 2004		
(In thousands of dollars)	**Cdn GAAP**	**Differences**	**U.S. GAAP**	Cdn GAAP	Differences	U.S. GAAP
ASSETS						
Total current assets	**$ 18,719**	**$ –**	**$ 18,719**	$ 13,283	$ –	$ 13,283
Other assets (b)	**74,620**	**–**	**74,620**	74,648	(878)	73,770
Total assets	**$ 93,339**	**$ –**	**$ 93,339**	$ 87,931	$ (878)	$ 87,053
LIABILITIES AND SHAREHOLDERS' EQUITY						
Liabilities						
Total current liabilities	**$ 13,909**	**$ –**	**$ 13,909**	$ 22,706	$ –	$ 22,706
Other long-term liabilities	**28,499**	**–**	**28,499**	26,859	–	26,859
Total liabilities	**42,408**	**–**	**42,408**	49,565	–	49,565
Shareholders' equity						
Common shares, contributed surplus, and convertible securities	**133,791**	**–**	**133,791**	101,555	–	101,555
Deficit (b)	**(81,860)**	**–**	**(81,860)**	(63,189)	(878)	(64,067)
Total shareholders' equity	**50,931**	**–**	**50,931**	38,366	(878)	37,488
Total liabilities and shareholders' equity	**$ 93,339**	**$ –**	**$ 94,339**	$ 87,931	$ (878)	$ 87,053

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of loss for the years ended December 31, 2005, 2004 and 2003 would be as follows:

	For the Years Ended December 31		
(In thousands of dollars, except per share amounts)	**2005**	2004	2003
Income (Loss) from operations Canadian GAAP	**$(20,483)**	$(18,018)	$2,588
Interest expense (a)	**(413)**	(4,917)	(4,936)
Other income, net (a)	**1,012**	892	282
Foreign exchange gain (loss) (a)	**213**	(83)	172
Provision for impairment of Magistral Joint Venture (a)	**–**	–	(6,248)
Realized non-hedge derivative loss (a)	**878**	2,994	–
Unrealized non-hedge derivative loss (b)	**–**	(878)	(2,994)
Loss from operations and net loss under U.S. GAAP	**(19,671)**	(20,010)	(11,136)
Other comprehensive income - unrealized gain on marketable securities in 2002; realized in 2003 (c)	**–**	–	(198)
Comprehensive loss under U.S. GAAP	**$(18,793)**	$(20,010)	$(11,334)
Net loss per share – basic and diluted	**($0.04)**	($0.05)	($0.06)
Weighted average number of shares outstanding (000's) – basic	**509,274**	377,609	185,866

The adjustments to comply with U.S. GAAP, with respect to the consolidated statements of cash flows for the years ended December 31, 2005, 2004 and 2003 would have no material effect on net cash provided by/(used in) operations, cash used in investing activities and cash provided by/(used in) financing activities.

The significant differences between generally accepted accounting principles ("GAAP") in Canada and in the United States, as they relate to these financial statements are as follows:

(a) Certain income and expense items may be disclosed after income (loss) from operations for Canadian GAAP. These items are included in income (loss) from operations for U.S. GAAP.

(b) The Company purchased gold put options as required by the Jerritt Canyon term loan to establish a minimum price, which the Company would receive for a significant portion of its gold production during the amortization period of the term loan. These gold put options expired in June 2005. These contracts do not qualify as designated hedges under FAS 133 and FAS 137 and accordingly for U.S. GAAP, changes in the fair value of the outstanding puts are recognized as a component of net loss. Canadian GAAP would not have required a measurement of fair value as these contracts were purchased pursuant to a borrowing arrangement.

(c) Under U.S. GAAP, unrealized gains and losses on investments held for re-sale are shown separately in the derivation of comprehensive income. After the investment is sold, the related gain and loss amounts in comprehensive income are reclassified to the statement of loss.

(d) Recent U.S. GAAP accounting pronouncements

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which revised SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R will supersede APB Opinion 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows."

The significant differences in accounting from Canadian GAAP under SFAS No. 123R include the requirement to measure and record to the financial statements the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. SFAS 123R also requires forfeitures of unvested instruments such as stock options be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the Company recognizes the fair value of an employee's services award over the vesting period and accounts for forfeitures only as they occur. SFAS No. 123R is effective January 1, 2006. The Company is currently assessing the impact of these and other differences arising from the application of SFAS 123R.

In March 2005, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment," which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. The Company is currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"–an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Other-Than-Temporary Impairment

In June 2005, the FASB issued FASB Staff Position Paper ("FSP") 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

24



Subsequent Events

On March 29, 2006, the Company entered into an agreement with Newmont Canada Limited ("Newmont") whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of US $10.0 million through an equity private placement. As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn$0.55 for a four-year period, which would generate Cdn $15.7 million in cash if exercised. After closing, Newmont will own approximately 4.9% of Queenstake's outstanding common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake's common shares, Newmont would hold approximately 8.5% of Queenstake's fully diluted outstanding common shares. For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings. The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close in the second quarter of 2006. Proceeds will be used to fund exploration and for other corporate uses.

An affiliate of Newmont has also agreed to convey three of its Nevada exploration properties to Queenstake on a lease-option basis. The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont has agreed to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility. The contract calls for Queenstake to purchase at least 500,000 tons per year over two years. Queenstake will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and Queenstake will charge Newmont commercial terms for processing and refining. Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity. The purchase of Newmont's concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons per year, which is expected to reduce the Company's unit operating costs.

Cautionary Statement

QUEENSTAKE RESOURCES LTD.

Foward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings or cost reductions, (iii) estimates related to financial performance, including cash flow and capital expenditures, (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation and (vi) estimates of exploration investment and scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from Queenstake's expectations are disclosed in Queenstake documents filed from time to time with Canadian regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company's 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 40-F on file with the SEC (www.sec.gov) as well as the Company's other regulatory filings.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates:

Proven and Probable Reserves. The estimates of proven and probable mineral reserves shown in this Annual Report have been prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC). Accordingly, the Company's disclosure of mineral reserves in this Annual Report may not be comparable to information from U.S. companies subject to the SEC's reporting and disclosure requirements.

Measured and Indicated Resources. This Annual Report uses the terms "measured and indicated resources". The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources. This Annual Report uses the term "inferred resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Corporate Information

Directors

Robert L. Zerga
Lamoille, Nevada, USA

Dorian L. (Dusty) Nicol
Denver, Colorado, USA

Peter Bojtos
Lakewood, Colorado, USA

John Ellis
Spring Creek, Nevada, USA

John W. W. Hick
Toronto, Ontario, Canada

Doris A. Meyer
White Rock, British Columbia, Canada

Mike Smith
Nanaimo, British Columbia, Canada

Officers

Dorian L. (Dusty) Nicol
President and
Chief Executive Officer

Eric H. Edwards
Vice President, Finance,
Chief Financial Officer,
and Corporate Secretary

Wendy Yang
Vice President, Investor Relations

Corporate Headquarters

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202, USA
Telephone: 303-297-1557
Facsimile: 303-297-1587
Website: www.queenstake.com

Operations Office

Queenstake Resources USA, Inc.
Jerritt Canyon
HC 31 Box 78
Elko, Nevada 89801, USA
Telephone: 775-738-5006
Facsimile: 775-758-9231

Investor Contact

Wendy Yang
Telephone: 303-297-1557
Toll free: 800-276-6070
E-mail: info@queenstake.com

Auditors

Staley, Okada & Partners
Vancouver, BC, Canada

Legal Counsel

Axium Law Corporation
Vancouver, BC, Canada

Registrar and Transfer Agent

Questions regarding the change of stock ownership, consolidation of accounts, lost certificates, change of address and other such matters should be directed to:

CIBC Mellon Trust Company
Attention: Shareholder Services
1066 West Hastings St., Ste. 1600
Vancouver, BC, Canada V6E 3X1
Telephone: 416-643-5500
Toll free: 800-387-0825
Facsimile: 604-688-4301
E-mail: inquiries@cibcmellon.com
Web site: www.cibcmellon.com


Queenstake Resources Ltd.
QEE

On October 11, 2005, Queenstake President and CEO Dorian L. (Dusty) Nicol, on the right, rang the opening bell at the American Stock Exchange (AMEX) in New York City, marking the first year of Queenstake trading on the AMEX. Queenstake was listed on the AMEX on December 13, 2004. Attending the occasion were, from left, Chief Financial Officer and Vice President of Finance Eric Edwards and Vice President of Investor Relations Wendy Yang.

Annual and Special General Meeting

The Annual and Special General Meeting of Shareholders of Queenstake Resources Ltd. will be held Thursday, May 25, 2006 at 10:00 AM at
Intercontinental Toronto,
220 Bloor Street West,
Toronto, ON, Canada.

Stock Exchange Listings

Toronto Stock Exchange
Symbol: QRL
American Stock Exchange
Symbol: QEE

Design: Barker Design, Inc. Printing: Somerset Graphics Principal photography: Jim Van Gundy



Queenstake Resources Ltd.

999 18th Street, Suite 2940
Denver, Colorado 80202, USA

Telephone: (303) 297-1557
Facsimile: (303) 297-1587

Website: www.queenstake.com

TSX: QRL
Amex: QEE